UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Deciphera Pharmaceuticals, Inc.

(Name of Subject Company)

Deciphera Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

24344T101

(CUSIP Number of Class of Securities)

Steven L. Hoerter

President & Chief Executive Officer

Deciphera Pharmaceuticals, Inc

200 Smith Street

Waltham, MA 02451

(781) 209-6400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Jeffrey M. Held, Esq.

Deciphera Pharmaceuticals, Inc

200 Smith Street

Waltham, MA 02451

(781) 209-6400

and

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

James Ding, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Deciphera Pharmaceuticals, Inc., a Delaware corporation (“Deciphera” or the “Company”). The address of Deciphera’s principal executive office is 200 Smith Street, Waltham, Massachusetts 02451, and its telephone number is (781) 209-6400.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Deciphera’s common stock, par value $0.01 per share (“Company Common Stock”). As of May 9, 2024, there were (a) 86,475,972 issued and outstanding shares of Company Common Stock, (b) 10,100,748 shares of Company Common Stock subject to issuance pursuant to outstanding options to purchase shares of Company Common Stock (each a “Company Option”), (c) 530,544 shares of Company Common Stock subject to issuance pursuant to outstanding restricted stock units issued pursuant to the Company Equity Incentive Plans whose vesting is conditioned in full or in part based on the achievement of performance goals or metrics (each a “Company PSU”), (d) 3,085,820 shares of Company Common Stock subject to issuance pursuant to outstanding restricted stock units that are subject to time-based vesting conditions issued pursuant to the Company Equity Incentive Plans, other than Company PSUs (each a “Company RSU”), (e) 81,376 shares of Company Common Stock estimated to be subject to outstanding purchase rights under the Deciphera Pharmaceuticals, Inc. 2017 Employee Stock Purchase Plan (the “Company ESPP”), and (f) 1,216,133 shares of Company Common Stock subject to issuance pursuant to outstanding warrants to purchase shares of Company Common Stock (the “Company Warrants”). “Company Equity Incentive Plans” means the Deciphera Pharmaceuticals, LLC 2015 Equity Incentive Plan, the Deciphera Pharmaceuticals, Inc. 2017 Stock Option and Incentive Plan, and the Deciphera Pharmaceuticals, Inc. 2022 Inducement Plan, each as amended.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of Deciphera, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to a tender offer by Topaz Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of ONO Pharmaceutical Co., Ltd., a Japanese company (kabushiki kaisha) (“Parent” or “ONO”), to acquire all of the issued and outstanding shares of Company Common Stock (collectively, the “Shares”) at a price per Share of $25.60 (the “Offer Price”), net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 13, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by ONO and Merger Sub with the Securities and Exchange Commission (the “SEC”) on May 13, 2024. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Deciphera stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 29, 2024 (as it may be amended or supplemented in accordance with its terms, the “Merger Agreement”), by and among Deciphera, Merger Sub and ONO, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into Deciphera (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Deciphera continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of ONO, without a meeting or vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. Upon filing of the certificate of merger with the Secretary of State of the State of Delaware (the “Effective Time”), each Share (other than (a) Shares held in the treasury of the Company, (b) Shares that at the commencement of the Offer were owned by Parent or Merger Sub or any of their direct or indirect subsidiaries, (c) Shares irrevocably accepted for payment in the Offer, and (d) Shares held by a holder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL) will be automatically canceled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and subject to any withholding of taxes required by applicable law. The treatment of equity awards under the Company Equity Incentive Plans, including Company Options, Company RSUs and Company PSUs, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Deciphera and its Executive Officers, Directors and Affiliates.” In addition, each Company Warrant that is outstanding and unexercised as of immediately prior to the acceptance of the Offer will, in accordance with its terms, automatically cease to represent a warrant exercisable for shares of Company Common Stock, and thereafter, the holder will have the right to receive, upon exercise of the Company Warrant, the same amount of cash as it would have received if such holder had tendered in the Offer the shares of Company Common Stock then underlying such Company Warrant. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Merger Sub to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in Annex I to the Merger Agreement, including (i) there shall have been validly tendered and not validly withdrawn at or prior to the expiration of the Offer that number of Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its controlled affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)), represent one more than 50% of the total number of Shares outstanding at the expiration of the Offer (the “Minimum Condition”); (ii) the waiting period (and any extension thereof) applicable to consummation of the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated; (iii) no governmental entity of competent and applicable jurisdiction shall have enacted, issued, promulgated, enforced or entered any order or law that is in effect and restrains, enjoins or otherwise prohibits or makes illegal consummation of the Offer or the Merger; (iv) the representations and warranties of the Company contained in the Merger Agreement shall be accurate, subject to customary materiality thresholds and exceptions; (v) the Company shall have performed or complied in all material respects with its covenants and agreements contained in the Merger Agreement; (vi) there shall not have occurred, and be continuing at the expiration time of the Offer, a Company Material Adverse Effect (as defined in the Merger Agreement); and (vii) other customary conditions set forth in Annex I of the Merger Agreement and further summarized in Section 17 of the Offer to Purchase (collectively, the “Offer Conditions”).

The Offer will initially expire at one minute after 11:59 p.m. (New York City time) on June 10, 2024 (the “Expiration Date”). The Expiration Date may be extended as follows: (i) if on the then scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions has not been satisfied, or waived by ONO or Merger Sub if permitted under the Merger Agreement, then upon the Company’s written request, Merger Sub shall, and ONO shall cause Merger Sub to, extend the Offer for one or more occasions in consecutive increments of up to ten business days each (or such longer period as may be agreed by the Company and Parent) in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Merger Sub to waive any Offer Condition to the extent permitted under the Merger Agreement); and (ii) Merger Sub shall, and ONO shall cause Merger Sub to, extend the Offer for the minimum period required by applicable law, interpretation or position of the SEC or its staff or The Nasdaq Global Select Market or its staff. However, in no event will Merger Sub be required to extend the Offer and the then scheduled Expiration Date to a date later than the earlier to occur of (A) the valid termination of the Merger Agreement in accordance with its terms, and (B) January 29, 2025 (as such date may be extended in accordance with the Merger Agreement, the “End Date”).

As set forth in the Schedule TO, the address of the principal executive office of each of ONO and Merger Sub is 8-2, Kyutaromachi 1-chome, Chuo-ku, Osaka 541-8564, Japan. The telephone number of each of ONO and Merger Sub is +81-6-6263-5670.

The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 is also located on the “Investors & News” page of the Company’s website at www.investors.deciphera.com, and the Offer to Purchase and the other related materials are available directly from Georgeson LLC, the Information Agent engaged by Merger Sub for the Offer, toll free at (866) 920-4406 or at (781) 896-6945 outside the United States. The information on the Company’s or the SEC’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Deciphera, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Deciphera or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) ONO, Merger Sub, or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with ONO and Merger Sub and their Affiliates

Merger Agreement

On April 29, 2024, Deciphera, ONO and Merger Sub entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase, and the description of the conditions of the Offer contained in Section 17 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among Deciphera, ONO and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Deciphera stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Deciphera to ONO and Merger Sub and representations and warranties made by ONO and Merger Sub to Deciphera. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Deciphera, ONO or Merger Sub in Deciphera’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by Deciphera to ONO and Merger Sub in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Deciphera, ONO and Merger Sub, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Deciphera, ONO and Merger Sub. Deciphera stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Deciphera, ONO or Merger Sub, or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Deciphera’s or ONO’s public disclosure.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreements

ONO and Deciphera entered into a Confidentiality Agreement, dated March 8, 2024 (the “Confidentiality Agreement”), in connection with ONO’s consideration of a potential negotiated transaction with Deciphera. Under the terms of the Confidentiality Agreement, ONO agreed, subject to certain exceptions, to keep confidential certain confidential or non-public information relating to Deciphera, including the existence and content of any discussions in connection with a possible transaction, for a period lasting two years from the date of the Confidentiality Agreement. ONO also agreed to abide by a standstill provision for a period of one year from the date of the Confidentiality Agreement, which standstill restrictions may be waived by Deciphera or terminated under certain circumstances. Previously, ONO and Deciphera Pharmaceuticals, LLC entered into a Confidential Disclosure Agreement, dated June 16, 2022 and subsequently amended on May 10, 2023 and November 8, 2023, to facilitate discussions regarding a potential business or collaborative relationship between the parties related to certain of Deciphera’s products or product candidates, which agreement did not contain any standstill provision. For further discussion, see “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger.”

The foregoing summary and description of the material terms of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Tender and Support Agreements

In connection with entering into the Merger Agreement, ONO and Merger Sub entered into Tender and Support Agreements (each a “Tender and Support Agreement” and collectively, the “Tender and Support Agreements”), dated as of April 29, 2024, with certain stockholders of the Company (each a “Supporting Stockholder”) who collectively beneficially owned approximately 28% of the outstanding Shares as of April 29, 2024.

Pursuant to and subject to the terms and conditions of the Tender and Support Agreements, each Supporting Stockholder has agreed to tender in the Offer all Shares (other than Company Options, Company Warrants, Company RSUs or Company PSUs that are not exercised or settled during the term of the Tender and Support Agreement) owned by such Supporting Stockholder. In addition, each Supporting Stockholder has agreed that, during the time that the Tender and Support Agreement is in effect, at any meeting of stockholders, or any adjournment or postponement thereof, such Supporting Stockholder will be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Shares:

•	in favor of any matters necessary or presented or proposed for the transactions to be timely consummated;

•

against any action, agreement or transaction that would reasonably be expected to (a) result in a breach of any covenant, representation or warranty or any other obligation of Deciphera contained in the Merger Agreement, or of any Supporting Stockholder contained in the Tender and Support Agreement, or (b) result in any of the Offer Conditions or conditions to the Merger set forth in the Merger Agreement not being satisfied on or before the End Date;

•

against any change in the membership of the Board of Directors of Deciphera (the “Deciphera Board”), unless such proposed change in the Deciphera Board was proposed by the Deciphera Board and is not in connection with or in support of any actual or potential acquisition proposal; and

•

against any acquisition proposal and against any other action, agreement or transaction involving Deciphera that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement.

Each Supporting Stockholder also granted a conditional irrevocable proxy with respect to the foregoing, subject to the terms and conditions of the Tender and Support Agreement.

The Supporting Stockholders further agreed to certain restrictions with respect to their Shares, including restrictions on transfer, and agreed not to take any action that would violate the non-solicitation provisions of the Merger Agreement if such action were taken by Deciphera, each subject to customary exceptions.

The Tender and Support Agreement will terminate with respect to a Supporting Stockholder upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) any modification or amendment to the Merger Agreement or the Offer without the Supporting Stockholder’s prior written consent that decreases the Offer Price or changes the form of consideration payable to the Supporting Stockholder pursuant to the terms of the Merger Agreement, and (d) the mutual written consent of ONO and such Supporting Stockholder. The Tender and Support Agreement entered into by one of the Supporting Stockholders will additionally terminate upon any modification or amendment to the Merger Agreement or the Offer without such Supporting Stockholder’s prior written consent that extends the End Date or imposes any additional conditions or obligations that would reasonably be expected to prevent or materially impede the consummation of the transactions.

In addition, upon a Change in Recommendation (as defined in the Merger Agreement) of the Deciphera Board under and in compliance with the Merger Agreement, the tender and voting requirements set forth in the Tender and Support Agreement will not apply for so long as such Change in Recommendation remains in effect.

The foregoing summary and the summary of the Tender and Support Agreements contained in Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements” and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the forms of Tender and Support Agreement, copies of which are filed as Exhibits (e)(2) and (e)(3) to this Schedule 14D-9 and are incorporated herein by reference.

Arrangements Between Deciphera and its Executive Officers, Directors and Affiliates

Certain Deciphera executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), that are different from, or in addition to, the interests of Deciphera stockholders generally. The Deciphera Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Recommendation of the Deciphera Board” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation.”

Deciphera’s executive officers are as follows:

Name	Position
Steven L. Hoerter	Director, President and Chief Executive Officer
Dashyant Dhanak, Ph.D.	Executive Vice President, Chief Scientific Officer
Thomas P. Kelly	Executive Vice President, Chief Financial Officer and Treasurer
Matthew L. Sherman, M.D.	Executive Vice President, Chief Medical Officer
Daniel C. Martin	Senior Vice President, Chief Commercial Officer
Jama Pitman	Senior Vice President, Chief Development Officer

Effect of the Transactions on Company Equity Awards

Pursuant to the Merger Agreement and consistent with the terms of the Deciphera Pharmaceuticals, LLC 2015 Equity Incentive Plan, the Deciphera Pharmaceuticals, Inc. 2017 Stock Option and Incentive Plan, and the Deciphera Pharmaceuticals, Inc. 2022 Inducement Plan, each as amended, copies of which are filed as Exhibits (e)(5), (e)(7), and (e)(14) to this Schedule 14D-9 and are incorporated herein by reference, (i) each Company Option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time and has a per share exercise price that is less than the Merger Consideration (“In-the-Money Company Options”) will fully vest and be cancelled and converted into the right to receive, for each share of Company Common Stock underlying such Company Option, an amount (without interest and subject to any applicable withholding tax) in cash equal to the excess of the Merger Consideration over the exercise price per share of such Company Option; and (ii) each Company Option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time and has a per share exercise price that is equal to or greater than the Merger Consideration will be cancelled as of the Effective Time for no consideration.

Pursuant to the Merger Agreement and consistent with the terms of the Company Equity Incentive Plans, each Company RSU and Company PSU whether vested or unvested, that is outstanding immediately prior to the Effective Time will fully vest and be cancelled and converted into the right to receive, for each share of Company Common Stock underlying such Company RSU or Company PSU, an amount (without interest and subject to any applicable withholding tax) in cash equal to the Merger Consideration.

For an estimate of the amounts that would be payable to each of our executive officers and directors with respect to his or her outstanding equity awards, see the section entitled “—Consideration Payable for Outstanding Shares Pursuant to the Offer or the Merger” below.

Effect of the Transactions on the Company ESPP

With respect to the Company ESPP, the Merger Agreement provides that (i) no additional Offering (as defined in the Company ESPP) will be commenced between the date of the Merger Agreement and the Effective Time, (ii) each Offering that would otherwise extend beyond the Effective Time will have an exercise date (as defined in the Company ESPP) that is no later than seven business days prior to the anticipated Effective Time, (iii) each Company ESPP participant’s accumulated contributions under the Company ESPP will be used to purchase shares of Company Common Stock in accordance with the Company ESPP, (iv) the applicable purchase price for shares of Company Common Stock (as a percentage of the fair market value of Company Common Stock) shall not be decreased below the levels set forth in the Company ESPP as of the date of the Merger Agreement, (v) no participants in the Company ESPP may increase his or her rate of payroll deductions or make separate non-payroll contributions under the Company ESPP after the date of the Merger Agreement, (vi) only participants in the Company ESPP as of the date of the Merger Agreement may continue to participate in the Company ESPP after the date of the Merger Agreement, and (vii) the Company ESPP shall terminate in its entirety as of the Effective Time.

Consideration Payable for Outstanding Shares Pursuant to the Offer or the Merger

Pursuant to the Merger Agreement, each Company Option, Company RSU and Company PSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time, will be cancelled and converted into the right to receive an amount in cash as described above in the section entitled “—Effect of the Transactions on Company Equity Awards.”

Vested Company Options. The following table identifies, for each of the Company’s executive officers and directors, the number of shares of Company Common Stock subject to his or her vested In-the-Money Company Options outstanding and exercisable as of April 29, 2024, that will be cancelled in exchange for a cash payment in connection with the Merger. The following table assumes that no In-the-Money Company Options will be exercised between April 29, 2024 and the closing of the Merger. For each individual, the estimated aggregate amount set forth below equals the product of (i) the Merger Consideration of $25.60 per share, net of the weighted average exercise price of such individual’s vested In-the-Money Company Options, multiplied by (ii) the total number of shares of Company Common Stock subject to such individual’s vested In-the-Money Company Options. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments and use of the weighted average exercise price to calculate the estimated aggregate payouts. Each Company Option held by the Company’s executive officers and directors which is not an In-the-Money Company Option has been excluded from the table below and will be cancelled as of the Effective Time for no consideration.

	Shares of Common Stock Underlying Vested In-the-Money Company Options	Weighted Average Exercise Price	Estimated Aggregate Vested In-the-Money Company Option Payment (1)
Executive Officers:
Steven L. Hoerter (2)	984,865	$16.05	$9,408,490
Dashyant Dhanak, Ph.D.	2,880	$15.92	$27,878
Thomas P. Kelly	344,816	$6.67	$6,526,577
Matthew L. Sherman, M.D.	150,491	$9.86	$2,368,419
Daniel C. Martin	108,351	$9.81	$1,711,075
Jama Pitman	122,593	$10.24	$1,882,808
Directors:
James A. Bristol, Ph.D.	129,714	$8.42	$2,229,074
Frank S. Friedman	32,521	$13.05	$408,140
Ron Squarer	32,521	$13.05	$408,140
Susan L. Kelley, M.D.	55,339	$17.11	$469,613
John R. Martin	82,500	$16.91	$716,770
Patricia L. Allen	61,935	$12.29	$824,099
Edward J. Benz, Jr., M.D.	72,914	$9.52	$1,172,179
Dennis L. Walsh	96,521	$16.17	$909,940

(1)

To estimate the aggregate amount payable in respect of an individual’s vested In-the-Money Company Options, (a) the aggregate number of shares of Company Common Stock subject to such vested In-the-Money Company Options was multiplied by (b) the excess of the Merger Consideration over the weighted average exercise price per share of such vested In-the-Money Company Options.

(2)	Steven L. Hoerter is also a director of the Company.

Unvested Company Options. The following table identifies for each of the Company’s executive officers and directors, the number of shares of Company Common Stock subject to his or her unvested In-the-Money Company Options outstanding as of April 29, 2024, that will be cancelled in exchange for a cash payment in connection with the Merger. The following table assumes that no In-the-Money Company Options will vest or be exercised between April 29, 2024 and the closing of the Merger. For each individual, the estimated aggregate amount set forth below equals the product of (i) the Merger Consideration of $25.60 per share, net of the weighted average exercise price of such individual’s unvested In-the-Money Company Options, multiplied by (ii) the total number of shares of Company Common Stock subject to such individual’s unvested In-the-Money Company Options. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments and use of the weighted average exercise price to calculate the estimated aggregate payouts. Each Company Option held by the Company’s executive officers and directors which is not an

In-the-Money Company Option has been excluded from the table below and will be cancelled as of the Effective Time for no consideration.

	Shares of Common Stock Underlying Unvested In-the-Money Company Options	Weighted Average Exercise Price	Estimated Aggregate Unvested In-the-Money Company Option Payment (1)
Executive Officers:
Steven L. Hoerter (2)	644,327	$13.64	$7,703,959
Dashyant Dhanak, Ph.D.	132,120	$14.67	$1,443,672
Thomas P. Kelly	148,774	$13.94	$1,735,115
Matthew L. Sherman, M.D.	148,774	$13.94	$1,735,115
Daniel C. Martin	92,787	$13.80	$1,095,043
Jama Pitman	92,787	$13.80	$1,095,043
Directors:
James A. Bristol, Ph.D.	30,000	$14.91	$320,700
Frank S. Friedman	33,545	$14.86	$360,191
Ron Squarer	33,545	$14.86	$360,191
Susan L. Kelley, M.D.	30,000	$14.91	$320,700
John R. Martin	30,000	$14.91	$320,700
Patricia L. Allen	33,545	$14.86	$360,191
Edward J. Benz, Jr., M.D.	30,000	$14.91	$320,700
Dennis L. Walsh	33,545	$14.86	$360,191

(1)

To estimate the aggregate amount payable in respect of an individual’s unvested In-the-Money Company Options, (a) the aggregate number of shares of Company Common Stock subject to such unvested In-the-Money Company Options was multiplied by (b) the excess of the Merger Consideration over the weighted average exercise price per share of such unvested In-the-Money Company Options.

(2)	Steven L. Hoerter is also a director of the Company.

Company RSU Awards. The following table identifies for each of the Company’s executive officers and directors, the number of shares of Company Common Stock subject to his or her Company RSUs outstanding as of April 29, 2024, that will be cancelled in exchange for a cash payment in connection with the Merger. The following table assumes no Company RSU will vest and be settled between April 29, 2024 and the closing of the Merger. The estimated aggregate amounts set forth below are based on the Merger Consideration of $25.60 per share, multiplied by the total number of Shares subject to each applicable award.

	Shares of Common Stock Underlying Company RSU Awards	Estimated Aggregate Company RSU Award Payment (1)
Executive Officers:
Steven L. Hoerter (2)	—	—
Dashyant Dhanak, Ph.D.	158,175	$4,049,280
Thomas P. Kelly	37,872	$969,523
Matthew L. Sherman, M.D.	37,872	$969,523
Daniel C. Martin	23,788	$608,973
Jama Pitman	33,788	$864,973
Directors:
James A. Bristol, Ph.D.	—	—
Frank S. Friedman	—	—
Ron Squarer	—	—
Susan L. Kelley, M.D.	—	—
John R. Martin	—	—
Patricia L. Allen	—	—
Edward J. Benz, Jr., M.D.	—	—
Dennis L. Walsh	—	—

(1)	To estimate the value of payments for Company RSUs, the aggregate number of shares of Company Common Stock subject to the Company RSUs was multiplied by the Merger Consideration.
(2)	Steven L. Hoerter is also a director of the Company.

Company PSU Awards. The following table identifies for each of the Company’s executive officers and directors the number of shares of Company Common Stock subject to his or her Company PSUs outstanding as of April 29, 2024, that will be cancelled in exchange for a cash payment in connection with the Merger. The following table assumes no Company PSU will vest and be settled between April 29, 2024 and the closing of the Merger. The estimated aggregate amounts set forth below are based on the Merger Consideration of $25.60 per share, multiplied by the total number of Shares subject to each applicable award.

	Shares of Common Stock Underlying Company PSU Awards	Estimated Aggregate Company PSU Award Payment (1)
Executive Officers:
Steven L. Hoerter (2)	286,075	$7,323,520
Dashyant Dhanak, Ph.D.	25,913	$663,373
Thomas P. Kelly	34,157	$874,419
Matthew L. Sherman, M.D.	34,157	$874,419
Daniel C. Martin	20,163	$516,173
Jama Pitman	20,163	$516,173
Directors:
James A. Bristol, Ph.D.	—	—
Frank S. Friedman	—	—
Ron Squarer	—	—
Susan L. Kelley, M.D.	—	—
John R. Martin	—	—
Patricia L. Allen	—	—
Edward J. Benz, Jr., M.D.	—	—
Dennis L. Walsh	—	—

(1)	To estimate the value of payments for Company PSUs, the aggregate number of shares of Company Common Stock subject to the Company PSU was multiplied by the Merger Consideration.
(2)	Steven L. Hoerter is also a director of the Company.

Effect of the Offer and the Merger on Outstanding Shares

If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will receive the same cash consideration in the Merger on the same terms and conditions as the other stockholders of the Company. As of April 29, 2024, excluding Company RSUs, Company PSUs, Shares underlying Company Options (whether or not currently exercisable) and assuming no such Company Options are exercised following the date of this Schedule 14D-9, the executive officers and directors of Deciphera beneficially own 272,681 Shares.

The following table sets forth as described above the number of Shares beneficially owned as of April 29, 2024 by each of Deciphera’s executive officers and directors and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer or the Merger.

Name of Executive Officer	Number of Shares Owned	Cash Consideration Payable in Respect of Shares
Steven L. Hoerter (1)	72,763	$1,862,733
Dashyant Dhanak, Ph.D.	—	—
Thomas P. Kelly	42,478	$1,087,437
Matthew L. Sherman, M.D.	70,867	$1,814,195
Daniel C. Martin	31,330	$802,048
Jama Pitman	34,243	$876,621

Name of Director	Number of Shares Owned	Cash Consideration Payable in Respect of Shares
James A. Bristol, Ph.D.	—	—
Frank S. Friedman	10,000	$256,000
Ron Squarer	—	—
Susan L. Kelley, M.D.	—	—
John R. Martin	—	—
Patricia L. Allen	—	—
Edward J. Benz, Jr., M.D.	—	—
Dennis L. Walsh	11,000	$281,600
All executive officers and directors as a group (14 persons)	272,681	$6,980,634

(1)	Steven L. Hoerter is also a director of the Company.

Employment Arrangements

Deciphera is party to pre-existing employment agreements with each of its executive officers which provide for “at will” employment. Deciphera may terminate an executive officer’s employment with the Company at any time, with or without cause. Each of the employment agreements sets forth the executive officer’s title, initial compensation arrangements and eligibility to participate in the employee benefit plans generally available to full-time employees, subject to the terms of those plans. Additionally, the employment agreements provide the executive officers with the following severance benefits:

Steven L. Hoerter, President and Chief Executive Officer. Pursuant to the employment agreement with Mr. Hoerter, Deciphera’s President and Chief Executive Officer, in the event Mr. Hoerter is terminated by the Company without “cause” or he resigns for “good reason” (as such terms are defined in the employment agreement), subject to the delivery of a fully effective release of claims and continued compliance with applicable restrictive covenants, Mr. Hoerter will be entitled to (i) cash severance equal to 12 months base salary, plus an amount equal to Mr. Hoerter’s annual target bonus, (ii) the monthly employer contribution for health insurance for Mr. Hoerter until the earliest of (x) 12 months following the date of termination, (y) the end of his COBRA health continuation period, or (z) the date he becomes eligible for health insurance coverage in connection with new employment or self-employment, and (iii) any incentive compensation for the fiscal year prior to his termination date that has not been paid. In the event Mr. Hoerter is terminated by the Company without cause or he resigns for good reason, within 18 months following a “change in control” (as defined in the employment agreement), subject to the delivery of a fully effective release of claims and continued compliance with applicable restrictive covenants, Mr. Hoerter will not be entitled to the severance benefits described above, but will instead be entitled to the following: (i) a lump sum cash severance equal to 200% of the sum of Mr. Hoerter’s base salary and target annual incentive compensation, (ii) the monthly employer contribution for health insurance for Mr. Hoerter until the earliest of (x) 18 months following the date of termination, (y) the end of his COBRA health continuation period, or (z) the date he becomes eligible for health insurance coverage in connection with new employment or self-employment, (iii) full accelerated vesting of all outstanding and unvested equity awards of the Company subject to time-based vesting held by Mr. Hoerter and extension of the post-termination exercise period with respect to any stock options held by Mr. Hoerter through the date that is 12 months following the date of termination, and (iv) any incentive compensation for the fiscal year prior to his termination date that has not been paid.

Executive Officers Other than the Chief Executive Officer. Pursuant to the employment agreements with each of Deciphera’s other executive officers, in the event the applicable executive is terminated by the Company without “cause” or he or she resigns for “good reason” (as such terms are defined in the applicable employment agreement), subject to the delivery of a fully effective release of claims and continued compliance with applicable restrictive covenants, the executive will be entitled to (i) cash severance equal to 12 months base salary, and (ii) the monthly employer contribution for health insurance for such executive until the earliest of (x) 12 months following the date of termination, (y) the end of the executive’s COBRA health continuation period, or (z) the date the executive becomes eligible for health insurance coverage in connection with new employment or self-employment. In addition to cash severance equal to 12 months of base salary, Dr. Sherman’s employment agreement provides that in the event of his termination without cause or his resignation for good reason, Dr. Sherman will be entitled to a pro-rated amount equal to his target incentive bonus compensation for the then-current year pro-rated to account for the period of his employment with the Company during such year through the date of such termination. However, in the event an executive is terminated by the Company without cause or he or she resigns for good reason, each within 12 months following a “change in control” (as defined in the applicable employment agreement), subject to the delivery of a fully effective release of claims and continued compliance with applicable restrictive covenants, the executive will not be entitled to the severance benefits described above, but will instead be entitled to the following: (i) a lump sum cash severance equal to 150%, in the case of Dr. Sherman, Mr. Kelly, and Dr. Dhanak and 100%, in the case of Mr. Martin and Ms. Pitman, of the sum of such executive’s base salary and target annual incentive compensation, (ii) the monthly employer contribution for health insurance for such executive until the earliest of (x) 18 months following the date of termination, in the case of Mr. Kelly and Dr. Dhanak, and 12 months following the date of termination, in the case of Dr. Sherman, Mr. Martin and Ms. Pitman, (y) the end of the executive’s COBRA health continuation period, or (z) the date the executive becomes eligible for health insurance coverage in connection with new employment or self-employment, and (iii) full accelerated vesting of all outstanding and unvested equity awards of the Company subject to time-based vesting held by the executive and, in the case of Dr. Sherman, extension of the post-termination exercise period with respect to any stock options held by Dr. Sherman through the date that is 12 months following the date of termination.

The closing of the Transactions will qualify as a “change in control” under each of the executive employment agreements, and the payments and benefits provided under the employment agreements in connection with a change in control may not be eligible for federal income tax deduction for the Company pursuant to Section 280G of the Internal Revenue Code. These payments and benefits may also be subject to an excise tax under Section 4999 of the Internal Revenue Code. If the payments or benefits payable to each executive in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to the executive.

The estimated value of the severance payments and benefits for each of the Company’s named executive officers is set forth below in the table entitled “—Golden Parachute Compensation”. The estimated aggregate value of severance payments and benefits that would be paid to Ms. Pitman in the event that she is terminated by the Company without cause or she resigns for good reason, each within 12 months following the closing of the Merger, is $677,930.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Offer and the Merger for each of Deciphera’s executive officers who were designated as “named executive officers” in the Definitive Proxy Statement filed on April 25, 2024. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the Merger-related compensation that will or may be payable to the Company’s named executive officers. The amounts set forth in the table below are based on multiple assumptions that may or may not actually prove correct, including assumptions described in the footnotes to the table below. As a result, the actual amounts, if any, to be received by a named executive officer in connection with the Merger may differ materially from the amounts set forth below.

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits that each of Deciphera’s named executive officers would receive, assuming that (i) the Effective Time occurs on April 29, 2024 (which is the assumed date solely for purposes of this golden parachute compensation disclosure); (ii) each of Deciphera’s named executive officers who remains employed with Deciphera as of the date hereof experiences a qualifying termination of employment at the Effective Time; (iii) the unvested Company Options, Company RSUs and Company PSUs outstanding as of April 29, 2024 are to be cancelled in exchange for the cash payment described above under “—Effect of the Transactions on Company Equity Awards”; (iv) no named executive officer receives any additional equity grants or retention awards on or prior to the Effective Time; and (v) no named executive officer enters into any new agreement with Deciphera or ONO or one of their respective affiliates or becomes entitled to, prior to the Effective Time, additional compensation or benefits.

Potential Change in Control Payments to Named Executive Officers

Name	Cash (1)		Equity (2)	Perquisites/ Benefits (3)	Total
Steven L. Hoerter		$2,456,730	$15,027,479	$51,000	$17,535,209
Dashyant Dhanak, Ph.D.		$1,322,226	$6,156,325	$34,000	$7,512,551
Thomas P. Kelly		$1,148,813	$3,579,057	$51,000	$4,778,870
Matthew L. Sherman, M.D.		$1,297,257	$3,579,057	$34,000	$4,910,314
Daniel C. Martin		$722,271	$2,220,189	$34,000	$2,976,460
Daniel L. Flynn, Ph.D. (4)	$—		$1,832,434	$—	$1,832,434

(1)

Cash. Represents cash severance payments under each named executive officer’s employment agreement, described above under “—Employment Arrangements” equal to (i) for Mr. Hoerter, 200% of the sum of his base salary and target annual incentive compensation, (ii) for Dr. Dhanak, Mr. Kelly and Dr. Sherman, 150% of the sum of such named executive officer’s base salary and target annual incentive compensation, and (iii) for Mr. Martin, 100% of the sum of his base salary and target annual incentive compensation, in each case based on each named executive officer’s annual base salary rate and target annual bonus rate in effect on April 29, 2024. Such severance arrangements constitute “double trigger” arrangements (i.e., will become payable by reason of the Merger subject to a qualifying termination of the named executive officer’s employment) and are payable within 60 days after the named executive officer’s date of termination (subject to potential delay if required by Section 409A of the Internal Revenue Code).

(2)

Equity. Represents the estimated value of the Merger Consideration payable with respect to In-the-Money Company Options, Company RSUs and Company PSUs held by the named executive officers and unvested as of April 29, 2024 which will be fully accelerated as of immediately prior to the Effective Time, subject to each named executive officer’s continued employment or other service relationship through such date. All such amounts are “single-trigger” (i.e., will become payable solely by reason of the Merger subject to each named executive officer’s continued employment or other service relationship through the Effective Time). Amounts exclude any value attributable to acceleration of Company Options which have an exercise price equal to or greater than the Merger Consideration, or $25.60, which will be cancelled for no consideration as of the Effective Time. The estimated amount of each type of payment is shown in the following table.

Name	Value of Unvested In-the-Money Company Options	Value of Company RSU Awards	Value of Company PSU Awards	Total
Steven L. Hoerter	$7,703,959	—	$7,323,520	$15,027,479
Dashyant Dhanak, Ph.D.	$1,443,672	$4,049,280	$663,373	$6,156,325
Thomas P. Kelly	$1,735,115	$969,523	$874,419	$3,579,057
Matthew L. Sherman, M.D.	$1,735,115	$969,523	$874,419	$3,579,057
Daniel C. Martin	$1,095,043	$608,973	$516,173	$2,220,189
Daniel L. Flynn, Ph.D.	$1,094,105	$527,283	$211,046	$1,832,434

(3)

Perquisites/Benefits. Represents the estimated value of COBRA premiums for health benefit coverage, in an amount equal to the monthly employer contribution that the Company would have made to provide health insurance to each named executive officer had such named executive officer remained employed with the Company until (i) for Mr. Hoerter, Dr. Dhanak, and Mr. Kelly, 18 months following the date of termination, or (ii) for Dr. Sherman and Mr. Martin, 12 months following the date of termination, based on the estimated costs of coverage for July 1, 2024 through June 30, 2025. All such amounts are “double trigger” arrangements (i.e., will become payable by reason of the Merger subject to a qualifying termination of the named executive officer’s employment).

(4)

Daniel L. Flynn, Ph.D., the Company’s founder and former Executive Vice President, Chief Scientific Officer, retired from his position on September 5, 2023. Following his resignation, Dr. Flynn served as a Senior Advisor through December 31, 2024 and, thereafter, as a consultant from time to time and as requested by the Company. Dr. Flynn’s previous equity awards remained outstanding subject to his continued service relationship. Dr. Flynn will not receive any other compensation in connection with the Merger.

Continuing Employee Arrangements Following the Merger

Pursuant to the Merger Agreement and for a period of at least 12 months from the closing date of the Merger, ONO has agreed to provide (or cause the Surviving Corporation to provide) each employee of the Company and its subsidiaries who is employed as of immediately prior to the Effective Time (each, a “Continuing Employee”) with (i) a base salary or base hourly wage rate (as applicable), cash incentive compensation opportunity and equity incentive compensation (or cash in lieu of equity), in each case, in an amount at least equal to the level that was provided to each such Continuing Employee immediately prior to the Effective Time, (ii) employee benefits (excluding equity compensation, defined benefit pension, deferred compensation and post-retirement health and welfare benefits) that are substantially similar in the aggregate to those provided to each such Continuing Employee as of immediately prior to the Effective Time, and (iii) severance and outplacement benefits equal to the benefits provided under Deciphera’s change-in-control severance policy (which is applicable to employees below the level of Vice President).

In addition, ONO has agreed to (or cause the Surviving Corporation to) (i) provide Continuing Employees with full credit for all purposes for service with the Company and its subsidiaries (or predecessor employers to the extent the Company provides such past service credit) under the comparable employee benefit plans, programs and policies of ONO or the Surviving Corporation, (ii) credit Continuing Employees with the amount of vacation time such Continuing Employees accrued under any Company benefit plan as of the Effective Time, and (iii) use commercially reasonable efforts to waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to welfare benefit plans maintained by ONO or the Surviving Corporation in which Continuing Employees become eligible to participate after the Effective Time to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Company benefit plan in which such Continuing Employee was a participant immediately prior to his or her commencement of participation in such ONO or Surviving Corporation welfare benefit plan.

Director Compensation

Vesting of all outstanding equity awards held by Deciphera’s non-employee directors will accelerate in connection with the Merger, and such awards will be cashed out or otherwise cancelled, in each case as described above. Prior to the Effective Time, non-employee directors will remain eligible to receive cash compensation pursuant to the terms of Deciphera’s Amended and Restated Non-Employee Director Compensation Policy. In addition, if the Effective Time occurs after the scheduled date of Deciphera’s 2024 annual meeting of stockholders, Deciphera will provide the non-employee directors with a cash payment equal to the target grant date fair value of the annual option grants that would normally be granted to the non-employee directors at the time of such annual meeting, pro-rated for the time elapsed between the scheduled annual meeting date and the Effective Time, in lieu of such option grants.

Future Arrangements

It is possible that Deciphera employees, including the executive officers, will enter into new compensation arrangements with ONO and/or its affiliates (including, following the Merger, with the Surviving Corporation). Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of ONO or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and ONO and/or its affiliates have been established; however, as described in “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger,” ONO is engaged in discussions with Mr. Hoerter regarding his post-closing employment and ONO also intends to implement post-closing retention for other Deciphera employees which may include executive officers.

Rule 14d-10(d) Matters

Pursuant to the Merger Agreement, prior to the acceptance of shares of Company Common Stock in the Offer, the Compensation Committee of the Deciphera Board (the “Compensation Committee”) will cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee (comprised solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its organizational documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.

Deciphera’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, Deciphera’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of the director’s duty of loyalty to Deciphera or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Deciphera’s amended and restated by-laws also provide that Deciphera will indemnify its directors and officers to the fullest extent permitted by Delaware law.

Pursuant to the terms of the Merger Agreement, Deciphera’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from ONO and the Surviving Corporation. For six years after the Effective Time, ONO shall, and shall cause the Surviving Corporation to, maintain directors’ and officers’ liability insurance, fiduciary liability insurance and employment practices liability insurance in respect of any acts, errors, omissions, facts or events occurring on or before the Effective Time, including in respect of the Transactions, covering each such person currently covered by Deciphera’s directors’ and officers’ liability insurance, fiduciary liability insurance and employment liability insurance policies on terms with respect to coverage and amount no less favorable than those of such policies in effect on the date of the Merger Agreement. Neither ONO nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 350% of the amount most recently paid by the Company prior to the date of the Merger Agreement for such insurance (the “Current Premium”) and if such premiums for such insurance would at any time exceed 350% of the Current Premium, then ONO shall, and shall cause the Surviving Corporation to, maintain policies of insurance that, in ONO’s and the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 350% of the Current Premium. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by Deciphera in its discretion, in consultation with ONO, prior to the Effective Time, which policies provide such persons currently covered by such policies with coverage for an aggregate period of six years from and after the Effective Time with respect to claims arising from any acts, errors, omissions, facts or events that occurred on or before the Effective Time (including matters that continue after the Effective Time that are interrelated to claims arising on or before the Effective Time), including in respect of the Transactions. However, the amount paid for such prepaid policies may not exceed 350% of the Current Premium. If any such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall (and ONO shall cause the Surviving Corporation to) maintain any and all such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

For a period of six years after the Effective Time, each of ONO and the Surviving Corporation shall:

•

(i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of Deciphera or of a subsidiary of Deciphera (each an “Indemnified Party”) for any and all costs and expenses (including fees and expenses of legal counsel, which shall be advanced as they are incurred), judgments, damages, losses, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any demand, action, suit or other legal proceeding (whether civil, administrative, investigative or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness, and regardless of whether such legal proceeding is brought before, at or after the Effective Time) (an “Indemnified Party Proceeding”) (a) by reason of such Indemnified Party’s being or having been such director, officer, employee, agent or representative of Deciphera or any subsidiary of Deciphera or otherwise in connection with any action taken or not taken at the request of Deciphera or any subsidiary of Deciphera or (b) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as a director, officer, employee, agent, trustee or fiduciary at the request of Deciphera (including in any capacity with respect to any employee benefit plan), in each of (a) or (b), whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened (including any Indemnified Party Proceeding relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under applicable law; and

•

(ii) fulfill and honor in all respects the obligations of Deciphera pursuant to: (a) each indemnification agreement in effect as of the date of the Merger Agreement between Deciphera or any subsidiary of Deciphera and any Indemnified Party; and (b) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in Deciphera’s amended and restated certificate of incorporation or Deciphera’s amended and restated by-laws as in effect as of immediately prior to the acceptance by Merger Sub of Shares tendered in the Offer.

ONO’s and the Surviving Corporation’s obligations under the foregoing clauses (i) and (ii) shall continue in full force and effect for a period of six years from the Effective Time; however, all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. If ONO or the Surviving Corporation fails to comply with its obligations and an Indemnified Party commences a suit which results in a determination that ONO or the Surviving Corporation failed to comply with such obligation, ONO shall pay such Indemnified Party his or her costs and expenses (including reasonable fees and expenses of legal counsel) in connection with such suit, together with interest thereon at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

Section 16 Matters

Prior to the Effective Time, Deciphera and the Deciphera Board will take all such steps as may reasonably be necessary to cause the Transactions, including any dispositions of Shares (or any Company Option, Company RSU, Company PSU or other derivative security) by each person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Deciphera, to be exempt under Rule 16b-3 under the Exchange Act.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation of the Deciphera Board

At a meeting of the Deciphera Board held on April 28, 2024, the Deciphera Board unanimously (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of the Company and its stockholders, (iii) determined that the Merger will be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, the Deciphera Board unanimously recommends that Deciphera stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Background of the Offer and the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Deciphera Board or the representatives of Deciphera, ONO and other parties.

Deciphera is a biopharmaceutical company focused on discovering, developing, and commercializing important new medicines to improve the lives of people with cancer. Leveraging its proprietary switch-control kinase inhibitor platform and deep expertise in kinase biology, Deciphera designs kinase inhibitors to target the switch pocket region of the kinase with the goal of developing potentially transformative medicines. Through its patient-inspired approach, Deciphera seeks to develop a broad portfolio of innovative medicines to improve treatment outcomes. QINLOCK, Deciphera’s switch-control tyrosine kinase inhibitor, was discovered using its proprietary drug discovery platform and designed for the treatment of gastrointestinal stromal tumors (GIST). QINLOCK is approved in Australia, Canada, China, the European Union (EU), Hong Kong, Iceland, Israel, Liechtenstein, Macau, New Zealand, Norway, Singapore, Switzerland, Taiwan, the United Kingdom, and the United States for the treatment of fourth-line GIST. In addition to QINLOCK, Deciphera has developed a robust pipeline of novel drug candidates using its switch-control kinase inhibitor platform, including vimseltinib and DCC-3116.

Deciphera’s senior management and the Deciphera Board regularly review Deciphera’s performance and prospects in light of its business and developments in the biopharmaceutical industry and potential strategic opportunities to enhance shareholder value. As part of this process, from time to time, Deciphera senior management has engaged in business development and/or strategic partnering discussions with participants in the biopharmaceutical industry, including ONO, and has reported regularly to the Deciphera Board on potential partnering and collaboration opportunities. For instance, in June 2022 and as part of its on-going business development activities, Deciphera entered into a confidentiality agreement with ONO to facilitate discussions regarding a potential business or collaborative relationship relating to Deciphera’s ULK kinase inhibitor project (also known as DCC-3116). The discussions between Deciphera and ONO regarding a potential partnering relationship continued into 2023, with the confidentiality agreement being amended on May 10, 2023 to facilitate such further discussions with respect to QINLOCK for Japan and South Korea. This confidentiality agreement with ONO did not include a standstill provision. Deciphera did not enter into any other agreement or arrangement with ONO as a result of these discussions.

On October 30, 2023, Deciphera announced positive top-line results from its MOTION pivotal Phase 3 study of vimseltinib in patients with tenosynovial giant cell tumors (TGCT) not amenable to surgery. Vimseltinib is Deciphera’s investigational, orally administered, potent, and highly selective switch-control kinase inhibitor of the colony stimulating factor 1 receptor (CSF1R). Following this announcement, ONO approached Deciphera to renew discussions regarding a potential partnering relationship.

On November 8, 2023, Deciphera and ONO amended their existing confidentiality agreement (previously amended on May 10, 2023) to facilitate discussions regarding a potential business or collaborative relationship between the parties relating to certain products and product candidates of Deciphera, including vimseltinib, each for Japan and South Korea. Thereafter, from time to time through December 20, 2023, Deciphera and ONO engaged in discussions regarding, and Deciphera provided ONO with certain due diligence materials related to, such a potential partnering relationship.

On December 20, 2023, representatives of Deciphera and ONO participated in a call to discuss the vimseltinib program.

On January 8, 2024, while in attendance at the J.P. Morgan Annual Healthcare Conference in San Francisco, California (the “J.P. Morgan Conference”), representatives of Deciphera, including Steven L. Hoerter, President and Chief Executive Officer, Thomas P. Kelly, Executive Vice President and Chief Financial Officer, and Kelley Dealhoy, Senior Vice President and Chief Business Officer, met with representatives of ONO, including Toichi Takino, then Executive Director, Discovery and Research and currently President and Chief Operating Officer, and Masayuki Tanigawa, Executive Director, Corporate Development & Strategy, to further discuss a potential partnering relationship.

On January 10, 2024, also while in attendance at the J.P. Morgan Conference, representatives of Deciphera, including Mr. Hoerter and Ms. Dealhoy, met with representatives of a mid-sized global pharmaceutical company (referred to as “Party A”), including its Chief Executive Officer and Chief Business Officer, to discuss their respective businesses. In late 2023, Deciphera and Party A had engaged in exploratory conversations with respect to the possibility of a partnering relationship that resulted in the scheduling of this meeting.

During late 2023 and early 2024, Deciphera contacted 23 global or Japanese pharmaceutical companies with respect to a potential partnering relationship in Japan with respect to vimseltinib, which outreach was in addition to the on-going discussions with ONO and Party A. Among the 23 parties contacted, one party expressed interest in entering into a confidentiality agreement with Deciphera to facilitate further discussion. The confidentiality agreement with this party was signed in March 2024 and did not include a standstill provision. Partnering discussions with this party did not progress beyond the preliminary phase.

On January 31, 2024, and as a follow-up to the January 8th meeting at the J.P. Morgan Conference, Deciphera made available to ONO a select amount of due diligence materials concerning vimseltinib in a virtual data room related to a potential partnering process in Japan, which materials were subject to the amended confidentiality agreement between the parties described above.

On February 2, 2024, Deciphera entered into a confidentiality agreement with Party A to facilitate discussions regarding a potential business or collaborative relationship relating to certain products and product candidates of Deciphera in markets outside of the United States, Europe and, for QINLOCK, outside territories where Deciphera was already partnered (referred to as “rest-of-world markets”), including Japan, South Korea, and Latin America. This confidentiality agreement with Party A did not include a standstill provision. Thereafter, from time to time, Deciphera and Party A engaged in discussions regarding, and Deciphera provided Party A with certain due diligence materials related to, such a potential partnering relationship. Party A was offered but declined to access the due diligence materials regarding vimseltinib that were available in the Japan partnering virtual data room.

On February 9, 2024, representatives of Deciphera and Party A met at Deciphera’s offices in Waltham, Massachusetts and via videoconference to discuss Deciphera’s business, products and product candidates, and other matters relevant to a potential partnering relationship between the two companies, including vimseltinib in Japan.

On February 13, 2024, at the request of ONO, Mr. Hoerter, Mr. Kelly and Ms. Dealhoy met with Gyo Sagara, Chairman and Chief Executive Officer of ONO, Dr. Takino and Mr. Tanigawa at Deciphera’s offices in Waltham, Massachusetts. At this meeting, the representatives of ONO provided a presentation regarding ONO’s background, operations and strategy. The representatives of ONO also expressed ONO’s interest in exploring a potential acquisition of Deciphera and an intent to send a proposal letter to acquire all of the outstanding Shares at a price of $22.50 per Share in cash. Mr. Hoerter indicated that he would discuss any proposal letter sent by ONO with the Deciphera Board.

Later on February 13, 2024, ONO sent a letter to Mr. Hoerter containing a non-binding proposal to acquire all of the outstanding Shares for $22.50 per Share in cash, subject to the completion of due diligence and the negotiation of a definitive agreement (the “February 13th Proposal”). The letter also indicated that ONO placed significant value on Deciphera’s management and employees and, therefore, ONO believed that post-closing retention was critical for a successful transaction. The February 13th Proposal was not subject to a financing condition.

On February 14, 2024, the Deciphera Board held a special meeting at which members of senior management and representatives of Goodwin Procter LLP, Deciphera’s outside counsel (“Goodwin”), were present. At this meeting, Mr. Hoerter provided an overview of the potential partnering process and feedback that Deciphera had received from the various parties contacted during that process. Mr. Hoerter also provided an update regarding the status of potential partnering discussions with ONO and Party A, his conversation with the representatives of ONO on the previous day, and the receipt and contents of the February 13th Proposal from ONO. The representatives of Goodwin reviewed the fiduciary duties of the directors in the context of an offer to acquire Deciphera and related process considerations. The meeting participants discussed next steps, including the scheduling of a subsequent meeting of the Deciphera Board to continue discussion of the February 13th Proposal.

On February 23, 2024, the Deciphera Board held a special meeting at which members of senior management and representatives of J.P. Morgan Securities LLC, Deciphera’s financial advisor (“J.P. Morgan”), and Goodwin were present. At this meeting, the participants discussed senior management’s preliminary long-range plan, including the related methodology, the underlying assumptions and related risks, and the preliminary financial forecasts for 2024 through 2040 prepared by management in connection with a potential transaction based on such long-range plan. The meeting participants discussed Deciphera’s standalone prospects and the strategic, financial, operational and competitive challenges facing Deciphera, including the macro-economic, industry and market conditions impacting biopharmaceutical companies such as Deciphera, the potential for QINLOCK, and the prospects for Deciphera’s other product candidates. The meeting participants also discussed the need for meaningful capital to advance Deciphera’s products and product candidates, fund its research and development efforts, expand its organization and operate as a public company. The representatives of J.P. Morgan reviewed with the Deciphera Board certain public market perspectives regarding Deciphera and a summary of the February 13th Proposal and ONO’s balance sheet and debt capacity. The representatives of J.P. Morgan then reviewed a preliminary illustrative financial analysis related to ONO’s February 13th Proposal. The meeting participants discussed potential responses to ONO regarding the February 13th Proposal and related process considerations. The Deciphera Board also had a discussion regarding whether any other biopharmaceutical companies might have interest in a potential strategic transaction with Deciphera, including weighing the potential benefits of outreach to other potential counterparties against the potential risks, including the risk of leaks inherent in such a process and the potential impact on Deciphera’s business of such leaks. As part of this discussion, the Deciphera Board considered the prior interactions between Deciphera management and other industry participants, including the results of the recent and historical potential partnering processes. The Deciphera Board discussed that outreach should include those biopharmaceutical companies that would be most likely to have interest in Deciphera, be able to move decisively, and have the ability to consummate a transaction of this size and nature. Following this discussion, the Deciphera Board directed Mr. Hoerter and the representatives of J.P. Morgan to inform ONO that the February 13th Proposal was inadequate and also determined to revisit whether to conduct outreach to other parties that may be interested in a potential strategic transaction with Deciphera after assessing ONO’s response.

On February 24, 2024, Mr. Hoerter contacted Mr. Tanigawa to inform him that the Deciphera Board had determined that ONO’s February 13th Proposal was inadequate for further engagement. Representatives of J.P. Morgan subsequently spoke with representatives of ONO’s financial advisor, BofA Securities, Inc. (“BofA Securities”), to communicate the same message.

On March 1, 2024, Mr. Tanigawa contacted Mr. Hoerter to communicate that ONO was prepared to increase the purchase price for a potential acquisition of Deciphera to $25.00 per Share. Mr. Tanigawa requested access to due diligence as a next step. Mr. Hoerter indicated that he would discuss the proposal and ONO’s request for confirmatory due diligence with the Deciphera Board. Following this conversation, ONO sent a letter to Mr. Hoerter containing a non-binding proposal to acquire all of the outstanding Shares for $25.00 per Share in cash, subject to the completion of due diligence and the negotiation of a definitive agreement (the “March 1st Proposal”). Representatives of J.P. Morgan, at the direction of the Deciphera Board, had a follow-up conversation with representatives of BofA Securities during which the representatives of BofA Securities indicated that ONO would not be willing to consider any further increase in its price without due diligence.

Later on March 1, 2024, the Deciphera Board held a special meeting at which members of senior management and representatives of J.P. Morgan and Goodwin were present. At this meeting, Mr. Hoerter reported to the Deciphera Board on his conversation with Mr. Tanigawa earlier in the day and receipt of the March 1st Proposal. The representatives of Goodwin again reviewed the fiduciary duties of the directors in this context. The representatives of J.P. Morgan reviewed a summary of the March 1st Proposal, precedent premia in recent biopharmaceutical transactions, and a preliminary illustrative financial analysis with respect to the March 1st Proposal. The representatives of J.P. Morgan also reported on their recent conversation with representatives of BofA Securities regarding the March 1st Proposal. The Deciphera Board further discussed process and timing considerations, including potential responses to ONO regarding the March 1st Proposal and whether to contact other third parties regarding their interest in a potential transaction with Deciphera. The Deciphera Board then discussed with the representatives of J.P. Morgan a list of biopharmaceutical companies that would most likely have an interest in a strategic transaction with Deciphera and would have the ability to consummate a transaction of this size and nature, as well as the ability to move quickly and efficiently in a process. The Deciphera Board also discussed the importance of maintaining the confidentiality of a process involving the exploration of a potential transaction and the impact of a leak on the business of Deciphera, including its partners and employees. Following these discussions, the Deciphera Board determined that Mr. Hoerter should inform ONO that the March 1st Proposal remained inadequate, but that Deciphera would provide targeted due diligence materials to ONO (subject to the execution by ONO of an appropriate confidentiality agreement with a standstill provision), if it could potentially lead ONO to improve its position on value. The Deciphera Board also determined that Mr. Hoerter should contact Party A and the representatives of J.P. Morgan should contact three global biopharmaceutical companies discussed at the meeting (referred to respectively as “Party B,” “Party C” and “Party D”) with respect to their potential interest in an acquisition of Deciphera.

Following the meeting, on March 1 and 2, 2024, representatives of J.P. Morgan, at the direction of the Deciphera Board, contacted each of Party B, Party C and Party D to inquire as to whether such party would be interested in a potential acquisition of Deciphera.

On March 2, 2024, Mr. Hoerter contacted the Chief Executive Officer of Party A to inform him of the receipt of an unsolicited offer to acquire Deciphera and to inquire as to whether Party A would be interested in a potential strategic transaction involving the acquisition of Deciphera. The Chief Executive Officer of Party A expressed interest in further discussions regarding a potential strategic transaction with Deciphera and noted that Party A would need access to certain priority due diligence items before determining whether to submit an acquisition proposal.

Also on March 2, 2024, Party D responded to J.P. Morgan that they were not interested in engaging in discussions with respect to a potential acquisition of Deciphera given the uncertainty as to the size of the potential market opportunities for Deciphera’s products and product candidates.

On March 3, 2024, Mr. Hoerter had a further conversation with the Chief Executive Officer of Party A regarding the priority due diligence items that Party A wished to review, and representatives of J.P. Morgan had a similar conversation with the Chief Business Officer of Party A. During these conversations, Mr. Hoerter and the representatives of J.P. Morgan indicated that Deciphera would provide such targeted due diligence information to Party A (subject to the execution by Party A of an appropriate confidentiality agreement with a standstill provision), and the representatives of Party A indicated that, assuming receipt of such requested items, they might be able to hold a board meeting the following week to discuss a potential proposal. Later that day, Party A was provided with a draft confidentiality agreement in customary form for a transaction of this nature, including a standstill provision.

Also on March 3, 2024, Party C responded to J.P. Morgan that they were not interested in engaging in discussions with respect to a potential acquisition of Deciphera given the lack of strategic fit of Deciphera’s lead assets given the perceived limited peak sales opportunity relative to Party C’s existing revenue.

On March 4, 2024, Mr. Hoerter informed Mr. Tanigawa that the Deciphera Board had determined that the March 1st Proposal was inadequate, but that Deciphera would provide additional targeted due diligence information to ONO (subject to the execution by ONO of an appropriate confidentiality agreement with a standstill provision), if it could potentially lead ONO to improve its position on value. Mr. Tanigawa indicated that ONO would proceed in this manner. Thereafter, ONO was provided with a draft confidentiality agreement in the same form as previously provided to Party A.

Also on March 4, 2024, representatives of Deciphera and Party A met at Deciphera’s offices in Waltham, Massachusetts and via videoconference to further discuss Deciphera’s business and its products and product candidates relevant to a potential partnering relationship. This meeting had been previously scheduled as a follow-up meeting to the one held between the parties on February 9th and was conducted under the terms of the existing confidentiality agreement between the parties.

On March 5, 2024, Party A provided a due diligence request list with priority items along with a revised draft of the proposed confidentiality agreement. Thereafter, Deciphera and its financial and legal advisors endeavored to negotiate the confidentiality agreement with Party A and its financial and legal advisors in order to facilitate the delivery of the requested due diligence items to Party A.

On March 6, 2024, Party B responded to J.P. Morgan that they were not interested in engaging in discussions with respect to a potential acquisition of Deciphera given the lack of strategic fit of Deciphera’s lead assets.

On March 8, 2024, Deciphera and ONO executed a new confidentiality agreement, which included a standstill provision that prohibited ONO, for a one-year period from the date of the agreement, from offering to acquire or acquiring Deciphera, and from taking certain other actions, including soliciting proxies, without the prior consent of Deciphera. The confidentiality agreement provided for the termination of the standstill provision upon the public announcement by Deciphera that it had entered into a definitive agreement with a third party for a transaction involving a sale of Deciphera or the public announcement or commencement of a tender or exchange offer by a third party with respect to a majority of the Shares if not timely rejected by Deciphera, and also allowed ONO to make confidential acquisition proposals to Deciphera at any time. Thereafter, and over the next few weeks, Deciphera provided ONO with access to the priority due diligence items requested by ONO and additional targeted due diligence materials in a virtual data room.

On March 13, 2024, Mr. Hoerter and Mr. Tanigawa had a conversation regarding the status of ONO’s priority due diligence review. During this conversation, Mr. Tanigawa indicated that ONO had not found any additional value as a result of the due diligence that had been conducted to date.

On March 14, 2024, representatives of Deciphera and ONO had a call to discuss scientific and commercial due diligence matters.

On March 21, 2024, the Deciphera Board held a regularly-scheduled meeting at which members of senior management and representatives of J.P. Morgan and Goodwin were present for a portion of the meeting. At this meeting, Deciphera management provided business, portfolio, commercial, clinical, regulatory and financial updates to the Deciphera Board. Also during this meeting, the representatives of J.P. Morgan provided an update regarding the status of discussions with ONO and Party A and the outreach to Party B, Party C and Party D, noting that none of Party B, Party C or Party D was interested in pursuing discussions with respect to a potential acquisition of Deciphera. During executive session, the Deciphera Board discussed certain process considerations with the representatives of Goodwin, including the formal approval of the engagement of J.P. Morgan as Deciphera’s financial advisor. The representatives of Goodwin reviewed with the Deciphera Board the terms of a proposed engagement letter with J.P. Morgan, and customary relationship disclosures provided by J.P. Morgan with respect to ONO and Party A. Following discussion, the Deciphera Board determined that the disclosed information would not impact J.P. Morgan’s ability to act independently as financial advisor to Deciphera. Later on March 21, 2024, Deciphera and J.P. Morgan entered into the related engagement letter.

On March 22, 2024, representatives of Deciphera and ONO had a call to discuss the remaining priority due diligence questions submitted by ONO.

Also on March 22, 2024, Mr. Hoerter had a conversation with the Chief Business Officer of Party A with respect to the status of discussions between the parties. During this conversation, Mr. Hoerter noted that Deciphera had provided a customary confidentiality agreement on March 3rd that was currently in a form that both parties should be able to sign as it addressed Party A’s prior feedback. Mr. Hoerter stated that the confidentiality agreement was designed to facilitate further due diligence for Party A. Mr. Hoerter also noted that more than two weeks had elapsed since Party A had expressed interest in a potential strategic transaction with Deciphera and Deciphera had provided an initial draft of the confidentiality agreement, and that the parties had their last substantive discussion on March 4th. Thereafter, Deciphera and its financial and legal advisors continued to endeavor to negotiate the confidentiality agreement with Party A and its financial and legal advisors in order to facilitate the delivery of the due diligence items previously requested by Party A.

On March 27, 2024, Mr. Hoerter had a further discussion with the Chief Business Officer of Party A to continue and attempt to finalize the negotiation of the confidentiality agreement between the two parties.

On March 28, 2024, Mr. Tanigawa contacted Mr. Hoerter to communicate that ONO was prepared to increase the purchase price for a potential acquisition of Deciphera to $25.50 per Share. Mr. Hoerter indicated that he would discuss the proposal with the Deciphera Board. Following this conversation, ONO sent a letter to Mr. Hoerter containing a non-binding proposal to acquire all of the outstanding Shares for $25.50 per Share in cash, subject to the completion of remaining due diligence and the negotiation of a definitive agreement (the “March 28th Proposal”). The March 28th Proposal was characterized as ONO’s final proposal, representing the highest price that ONO was able to pay to acquire Deciphera. In addition, the March 28th Proposal indicated that ONO was prepared to complete all remaining confirmatory due diligence within two to three weeks and negotiate and enter into a definitive agreement in parallel. Among the key outstanding confirmatory due diligence items listed in the March 28th Proposal was the concept that key personnel of Deciphera may be retained following consummation of the proposed transaction. The March 28th Proposal included a request that Deciphera enter into an exclusivity agreement providing for an exclusive negotiation period of 14 days, which exclusivity agreement was attached to the March 28th Proposal.

Also on March 28, 2024, Mr. Hoerter sent a revised draft of the confidentiality agreement to the Chief Business Officer of Party A reflecting their discussion from the prior day. The representative of Party A sent a response to Mr. Hoerter indicating that Party A intended to discuss a potential proposal to acquire Deciphera with its board of directors based on the information they had and execute the confidentiality agreement at a later date.

On March 29, 2024, the Deciphera Board held a special meeting at which members of senior management and representatives of J.P. Morgan and Goodwin were present. At this meeting, Mr. Hoerter reported to the Deciphera Board on his recent conversation with Mr. Tanigawa and receipt of the March 28th Proposal. Mr. Hoerter also reported on his recent conversations with the Chief Business Officer of Party A and Party A’s intention to submit a proposal to acquire Deciphera, if any, based on the information that Party A had from the recent partnering discussions, as well as publicly available information regarding Deciphera. The representatives of J.P. Morgan also provided an update regarding the status of discussions with ONO and Party A. The representatives of J.P. Morgan reviewed a summary of the March 28th Proposal, precedent premia in recent biopharmaceutical transactions, and a preliminary illustrative financial analysis with respect to the March 28th Proposal. The meeting participants discussed the potential process and related timing considerations, including (i) that the March 28th Proposal was ONO’s third proposal and had been characterized as its final proposal, (ii) ONO’s expectation that it could complete due diligence and negotiate a definitive agreement within a two to three week period, (iii) ONO’s request for an exclusive period of negotiations as part of the March 28th Proposal, (iv) the risk of ONO terminating discussions if the process was extended and/or exclusivity was not granted, (v) the lack of commitment that Party A had shown with respect to the strategic process, including Party A’s refusal to accelerate its internal timeline or enter into an appropriate confidentiality agreement with Deciphera to facilitate due diligence, and (vi) Party A’s stated intention to discuss a potential proposal to acquire Deciphera with its board of directors, but without specific guidance on whether it would be providing a proposal and, if so, at what price range. Following this discussion, the Deciphera Board determined not to grant exclusivity to ONO, but instead directed J.P. Morgan to provide each of ONO and Party A with a process instruction letter providing a specific timeline for the completion of due diligence and submission of final definitive offers to acquire Deciphera, including proposed merger agreements based on a draft to be provided by Goodwin and delivery of lender commitment letters, if applicable. The Deciphera Board also directed J.P. Morgan to discuss the proposed process and timeline with the financial advisors of each of ONO and Party A.

Later on March 29, 2024, representatives of J.P. Morgan, at the direction of the Deciphera Board, had a conversation with representatives of Party A’s financial advisor to review the process and timeline.

On April 1, 2024, representatives of J.P. Morgan, at the direction of the Deciphera Board, had a conversation with representatives of BofA Securities to review the process and timeline.

Later on April 1, 2024, J.P. Morgan, at the direction of the Deciphera Board, sent a process instruction letter to each of ONO and Party A setting forth the timing and procedures for submitting a final definitive offer to acquire

Deciphera. The letter requested that final definitive offers be submitted by 12:00 p.m. Eastern Time on April 26, 2024, with comments to the draft merger agreement to be provided by 12:00 p.m. Eastern Time on April 19, 2024. The process instruction letter indicated that final definitive offers should include lender commitment letters, if applicable.

On April 3, 2024, Deciphera provided ONO with access to confirmatory due diligence materials in a virtual data room. Thereafter, ONO sent further lists of requested confirmatory due diligence items to Deciphera. In addition to its review of the data room, ONO and its advisors participated in multiple conference calls with senior management and representatives of Deciphera as part of its due diligence investigation on topics including intellectual property, human resources, tax, finance and accounting. ONO and its advisors continued to perform due diligence through the April 26th bid deadline.

On April 5, 2024, Deciphera provided a draft merger agreement to ONO. The draft merger agreement included customary terms and conditions for such an agreement, including, among other things, (i) the structure of the transaction as a cash tender offer followed immediately by a short-form merger pursuant to Section 251(h) of the DGCL, (ii) accelerated vesting of outstanding equity awards, (iii) limited closing conditions, (iv) exceptions to the definition of “Company Material Adverse Effect”, which generally defines the standard for closing risk, including for regulatory, preclinical or clinical, competitive, pricing, reimbursement, supply or manufacturing effects relating to the products and product candidates of Deciphera or its competitors, (v) the obligation of the buyer to obtain all regulatory approvals, (vi) Deciphera’s ability to provide information to, and engage in discussions with, a party making an unsolicited acquisition proposal that constitutes or could reasonably be expected to lead to a superior proposal, (vii) Deciphera’s ability to accept a superior proposal after providing the buyer with a right to match such proposal, and (viii) a termination fee payable by Deciphera in certain circumstances equal to 2.0% of the equity value of the transaction.

Also on April 5, 2024, as part of the on-going due diligence process, ONO requested in-person meetings with certain members of Deciphera senior management to discuss Deciphera’s operations, organization and culture.

On April 7, 2024, Mr. Hoerter had a conversation with Mr. Tanigawa to discuss ONO’s request for meetings with certain members of Deciphera senior management, including potential timing and participants.

On April 11, 2024, the Chief Business Officer of Party A contacted Mr. Hoerter to report that Party A’s board of directors had authorized the submission of a proposal to acquire Deciphera and to request a meeting to present the proposal to Mr. Hoerter.

On April 12, 2024, Mr. Hoerter met with the Chief Business Officer of Party A at Deciphera’s offices in Waltham, Massachusetts, with Ms. Dealhoy and the Chief Executive Officer of Party A also participating via videoconference. At this meeting, the representatives of Party A communicated a non-binding offer to acquire Deciphera at a price of $19.00 per Share in cash. The representatives of Party A indicated that they were prepared to sign the confidentiality agreement that had been negotiated between the parties and commence due diligence, which they expected to take six to eight weeks. The representatives of Party A also noted that this proposal reflected the value Party A attributed to QINLOCK and vimseltinib and that Party A had limited interest in Deciphera’s early-stage assets. In addition, the representatives of Party A noted that Party A expected to operate Deciphera as a standalone business and keep the management team in place following a transaction. Mr. Hoerter indicated that he would discuss the proposal with the Deciphera Board.

Later on April 12, 2024, Party A sent a letter to Mr. Hoerter containing a non-binding proposal to acquire all of the outstanding Shares for $19.00 per Share in cash, subject to the completion of due diligence and the negotiation of a definitive agreement. The letter also indicated that completion of the transaction would be subject to Party A successfully securing required debt financing on terms acceptable to Party A.

Also on April 12, 2024, the Deciphera Board held a special meeting at which members of senior management and representatives of J.P. Morgan and Goodwin were present. At this meeting, Mr. Hoerter reported to the

Deciphera Board on his recent conversations with representatives of Party A and receipt of the non-binding proposal to acquire all of the outstanding Shares for $19.00 per Share. The representatives of J.P. Morgan provided an update regarding the delivery of the process instruction letter to both ONO and Party A and related timing considerations (including as a result of Party A’s stated timeline of six to eight weeks to complete due diligence), and the representatives of Goodwin provided an update on the draft merger agreement. The representatives of J.P. Morgan also reviewed the status of the due diligence process with ONO. The representatives of J.P. Morgan reviewed a summary of Party A’s proposal, and the meeting participants discussed potential responses to Party A in light of the significant difference in the per share prices offered by ONO and Party A, the additional contingencies associated with Party A’s proposal, and the risk of ONO terminating discussions if the strategic process were extended to accommodate Party A’s timeline. The meeting participants discussed next steps, including the scheduling of a subsequent meeting of the Deciphera Board to continue discussion of Party A’s proposal. Also at this meeting, in executive session with only the independent directors and the representatives of Goodwin present, the representatives of Goodwin reported to the independent directors on ONO’s request (as part of its due diligence process) for in-person meetings with Mr. Hoerter and certain other members of senior management and a proposed dinner to be attended by Messrs. Hoerter and Tanigawa following such meetings. Following discussion, the independent directors authorized such meetings and the dinner with Mr. Tanigawa subject to there being no discussion during such meetings or dinner of potential future roles with, or compensation payable by, ONO and/or its affiliates following a potential transaction, and directed the representatives of Goodwin to instruct Mr. Hoerter and the other members of the management team accordingly.

On April 15, 2024, Goodwin provided the initial draft disclosure schedules to Deciphera’s draft merger agreement to Greenberg Traurig, LLP, outside counsel to ONO (“Greenberg”).

On April 16, 2024, Mr. Hoerter and other members of senior management of Deciphera met with representatives of ONO at Goodwin’s offices in Boston, Massachusetts. Also in attendance were representatives of Goodwin, Greenberg, and ONO’s human resources consulting firm. Neither party made any proposals during these meetings or otherwise discussed the specific terms of a potential transaction or any potential future roles with, or compensation payable by, ONO and/or its affiliates following a potential transaction.

Later on April 16, 2024, Mr. Hoerter had dinner with Mr. Tanigawa in Boston, Massachusetts. Neither Mr. Hoerter nor Mr. Tanigawa made any proposals during this dinner or otherwise discussed the specific terms of a potential transaction or Mr. Hoerter’s potential future role with, or compensation payable by, ONO and/or its affiliates following a potential transaction.

On April 17, 2024, the Deciphera Board held a special meeting at which members of senior management and representatives of J.P. Morgan and Goodwin were present. At this meeting, Mr. Hoerter and the representatives of Goodwin reported on the meetings between ONO and certain members of senior management held on the prior day. Mr. Hoerter also reported on his dinner with Mr. Tanigawa. Thereafter, the meeting participants resumed their discussion regarding potential responses to Party A with respect to its proposal and related process considerations. At the conclusion of this discussion, the Deciphera Board determined that Party A’s proposal was not at a level at which Party A should be provided full confirmatory due diligence or granted access to potential financing sources; however, Deciphera should enter into the confidentiality agreement with Party A if Party A was now willing to do so, provide Party A with answers to its priority due diligence questions, and otherwise provide additional targeted due diligence materials to Party A if it could potentially lead Party A to improve its position on value. The Deciphera Board also instructed the representatives of J.P. Morgan to inform ONO through BofA Securities that Deciphera had received an alternative acquisition proposal, which communication occurred following the meeting. Also at this meeting, in executive session with only the independent directors and the representatives of Goodwin present, the independent directors discussed with Goodwin the possibility of ONO requesting employment or retention agreements from members of senior management in connection with a potential transaction, and also the possibility of tender and support agreements being requested from one or more stockholders of Deciphera.

On April 18, 2024, Mr. Hoerter had a conversation with the Chief Business Officer of Party A during which he indicated that Party A’s proposal was not at a level at which Party A would be provided full confirmatory due diligence or granted access to potential financing sources; however, if Party A entered into the confidentiality agreement with Deciphera, then Deciphera would provide Party A with answers to its priority due diligence questions and otherwise provide additional targeted due diligence materials to Party A if it could potentially lead Party A to improve its position on value. The Chief Business Officer of Party A indicated that Party A was willing to sign the confidentiality agreement and receive the due diligence information, but expressed concern about the need to improve their proposal. In doing so, the Chief Business Officer of Party A noted that if the Deciphera Board expected a price in the upper twenties, it was unlikely that Party A could reach that price level. Representatives of J.P. Morgan, at the direction of the Deciphera Board, had a follow-up conversation with representatives of Party A’s financial advisor to communicate the same message and again review the timeline set forth in the process instruction letter that had been previously provided to Party A.

On April 19, 2024, Deciphera and Party A executed the confidentiality agreement, which included a standstill provision that prohibited Party A, for an agreed-upon period from the date of the agreement, from offering to acquire or acquiring Deciphera, and from taking certain other actions, including soliciting proxies, without the prior consent of Deciphera. The agreement allowed Party A to make confidential acquisition proposals to Deciphera at any time. Thereafter, Deciphera sent to Party A responses to the priority due diligence questions previously submitted by Party A and provided Party A with access to related information in the virtual data room.

Also on April 19, 2024, ONO, through its counsel at Greenberg, submitted revisions to the draft merger agreement provided to ONO by Deciphera, together with a proposed tender and support agreement, which proposed, among other things, that the largest stockholder of Deciphera and all directors and executive officers of Deciphera agree to tender the Shares beneficially owned by them to Merger Sub in the Offer, and a draft debt commitment letter and related term sheet with respect to ONO’s proposed financing of a portion of the consideration for the transaction. The revised draft of the merger agreement proposed by ONO included, among other things, (i) the request by ONO for tender and support agreements from certain stockholders of Deciphera, (ii) a note that ONO intended to execute employment agreements with certain to be identified executives of Deciphera concurrently with the execution of the merger agreement, and (iii) a termination fee equal to 4.0% of the equity value of the transaction. Later that day, representatives of Goodwin had a telephone call with a representative of Greenberg to discuss open issues in the revised draft of the merger agreement proposed by ONO and ONO’s request for certain tender and support agreements and employment agreements, and thereafter, representatives of Goodwin and Greenberg exchanged further revised drafts of the merger agreement and related documentation and engaged in additional discussions regarding such matters. Among the items discussed was ONO’s request for certain executives of Deciphera to execute employment agreements with ONO concurrently with the execution of the merger agreement. The representatives of Goodwin informed Greenberg that no discussions between ONO and any members of senior management regarding future roles or compensation would be allowed without prior authorization of the Deciphera Board and only if and after the Deciphera Board had determined to proceed with a transaction with ONO at a price that had been finally negotiated. Thereafter, ONO revised its request to apply only to an employment agreement with Mr. Hoerter, which ONO indicated would be a condition to ONO entering into the merger agreement.

On April 23, 2024, a representative of Greenberg contacted representatives of Goodwin to request that, if ONO was selected as the winning bidder following the bid deadline on April 26th, ONO be provided with the opportunity to engage in discussions with Mr. Hoerter regarding his post-closing employment and the retention of other members of management.

On April 24, 2024, Mr. Hoerter and Ms. Dealhoy had a call with the Chief Executive Officer and the Chief Business Officer of Party A at their request. During this call, the representatives of Party A indicated that they would not be in a position to submit another offer at the April 26th deadline set forth in the process instruction letter. They noted that they were having difficulty finding additional value to increase their previous proposal of

$19.00 per Share but would be sending a second set of priority due diligence questions to Deciphera. Following responses to those questions, the representatives of Party A indicated that they would be in a position to further discuss a potential strategic transaction with Party A’s board of directors, but not until after the bid deadline. The representatives of Party A also reiterated that they did not have interest in Deciphera’s early-stage assets and were considering potential alternative transaction structures.

On April 25, 2024, Deciphera sent to Party A responses to their second set of priority due diligence questions.

At approximately 12:00 p.m. Eastern Time on April 26, 2024, ONO submitted a final definitive offer, that it designated as its final offer, to acquire Deciphera for $25.50 per Share (the “April 26th Proposal”) pursuant to the previously distributed process instruction letter. In the April 26th Proposal, ONO indicated that it had completed all remaining due diligence, it was prepared to quickly enter into the merger agreement, and the transaction would not be subject to any financing contingency. ONO also provided revised drafts of the merger agreement and proposed form of tender and support agreement, as well as the final form of ONO’s debt commitment letter and related term sheet. Following receipt of the April 26th Proposal, representatives of J.P. Morgan, at the direction of the Deciphera Board, had a follow-up conversation with representatives of BofA Securities. Party A did not submit a proposal by the bid deadline.

Also on April 26, 2024, the Deciphera Board held a meeting at which members of senior management and representatives of J.P. Morgan and Goodwin were present. At this meeting, the representatives of Goodwin again reviewed the fiduciary duties of the directors. Mr. Hoerter noted that Party A had not submitted a proposal by the bid deadline and provided a report on his recent conversations with the representatives of Party A. Mr. Hoerter also noted that Deciphera had entered into a confidentiality agreement with Party A and provided responses to the due diligence questions that Party A had submitted to date. The representatives of J.P. Morgan then reviewed the process timeline and a summary of the proposals received throughout the process, including the April 26th Proposal from ONO. The representatives of J.P. Morgan also reported on their conversation with BofA Securities following receipt of the April 26th Proposal. The representatives of Goodwin then reviewed summaries of the material terms of the proposed merger agreement and tender and support agreements. Senior management reviewed Deciphera’s financial results for the first quarter of 2024, including Deciphera’s cash position. The Deciphera Board also continued its discussion of the preliminary financial projections for 2024 through 2040 prepared by senior management, as to which no revisions had been made from the version that had been reviewed by the Deciphera Board at the meeting held on February 23, 2024 (see the “Forecasts” in the section of this Schedule 14D-9 entitled “—Certain Financial Projections”). Following discussion of these matters, the Deciphera Board approved these projections for use by J.P. Morgan in connection with its fairness opinion and related financial analyses. The representatives of J.P. Morgan then reviewed certain preliminary financial analyses related to the April 26th Proposal. The Deciphera Board then discussed potential responses to ONO regarding the April 26th Proposal and related process considerations, including that (i) ONO had not increased its offer of $25.50 per Share from the March 28th Proposal, which ONO had previously characterized as the highest price that it was able to pay to acquire Deciphera, (ii) ONO had completed its due diligence and secured its financing and the merger agreement was substantially negotiated on terms favorable to Deciphera, (iii) Party A had failed to submit a proposal by the bid deadline and its prior proposal was significantly below the April 26th Proposal from ONO, (iv) Party A had completed only preliminary due diligence and indicated that it would need another six to eight weeks to complete the due diligence process, (v) Party A’s prior proposal was conditioned on securing debt financing on terms acceptable to Party A, while ONO’s proposal was fully financed, and (vi) there was a risk of ONO terminating discussions if the Deciphera Board did not make a decision to proceed with a transaction at this time. After discussion, the Deciphera Board determined that it was in the best interests of Deciphera and the holders of Shares to proceed with a transaction with ONO at the proposed price of $25.50 per Share; however, the Deciphera Board directed J.P. Morgan to make a counteroffer to ONO of $26.00 per Share to determine whether ONO would be willing to increase its price. The Deciphera Board authorized senior management and its advisors to proceed with the April 26th Proposal if ONO declined to increase its price or to proceed with a transaction at any increased price offered by ONO. Also at this meeting, in executive session with only the independent directors and the representatives of Goodwin present, the representatives of Goodwin reported to the independent directors on ONO’s request to meet with Mr. Hoerter after agreement on the per share price by ONO and Deciphera but prior to execution of the merger agreement to discuss both (i) Mr. Hoerter’s post-closing employment, noting that ONO had indicated that the execution of an employment agreement with Mr. Hoerter was a condition to ONO entering into the merger agreement, and (ii) the retention of other members of management. After discussion, the independent directors authorized such meeting between ONO and Mr. Hoerter following ONO’s response to Deciphera’s counteroffer. The representatives of Goodwin then reviewed the potential timeline to signing and announcement of the transactions with ONO.

Later on April 26, 2024, representatives of J.P. Morgan, as directed by the Deciphera Board, contacted representatives of BofA Securities and communicated the counteroffer of $26.00 per Share.

On April 27, 2024, representatives of BofA Securities contacted representatives of J.P. Morgan to communicate a counteroffer from ONO of $25.60 per Share, which the representatives of BofA Securities characterized as ONO’s last, best and final offer. Following this conversation, the representatives of J.P. Morgan notified Mr. Hoerter and the representatives of Goodwin of the final offer by ONO, which was accepted by Deciphera pursuant to the prior direction of the Deciphera Board. Thereafter, the representatives of Goodwin and Greenberg worked to finalize the open items in the merger agreement, the tender and support agreement, and other transaction documentation, including agreeing on a termination fee equal to 3.25% of the equity value of the transaction.

Later on April 27, 2024, Mr. Hoerter had a call with Mr. Sagara at Mr. Sagara’s request, following which ONO sent to Mr. Hoerter an initial proposal regarding his post-closing employment with ONO and/or its affiliates.

On April 28, 2024, Mr. Hoerter and representatives of ONO, together with their respective counsel, met at Goodwin’s offices in Boston, Massachusetts to commence discussion of the potential terms of Mr. Hoerter’s employment with ONO and/or its affiliates following completion of the proposed transaction. Given that the transaction documentation was otherwise in final form, ONO determined to proceed with the execution of the merger agreement and announcement of the transaction before concluding discussions with Mr. Hoerter. As a result, as of the execution of the Merger Agreement (and as of the date of this Schedule 14D-9), there were no agreements or arrangements in place between Mr. Hoerter and ONO and/or its affiliates with respect to Mr. Hoerter’s post-closing employment.

Later on April 28, 2024, the Deciphera Board and the Compensation Committee of the Deciphera Board held a joint special meeting, at which members of senior management and representatives of J.P. Morgan and Goodwin were present, to consider approval of the proposed transactions with ONO. At the meeting, the representatives of Goodwin reviewed the fiduciary duties of the directors in this context and the terms of the final proposed Merger Agreement with ONO. J.P. Morgan reviewed its financial analyses of the Offer Price and the Merger Consideration provided for in the Merger Agreement. Following its presentation, J.P. Morgan delivered to the Deciphera Board its oral opinion, confirmed the following day by delivery of a written opinion dated April 29, 2024, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Company Common Stock in the proposed Transactions was fair, from a financial point of view, to such holders, as more fully described below in the section “—Opinion of Deciphera’s Financial Advisor”. Following additional discussion and consideration of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and taking into consideration the matters discussed during that meeting and prior meetings of the Deciphera Board (for additional detail, see “—Reasons for the Recommendation” below), the Deciphera Board unanimously adopted resolutions: (i) approving, adopting and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (ii) determining that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of Deciphera and its stockholders; (iii) determining that the Merger will be effected under Section 251(h) of the DGCL; and (iv) resolving to recommend that stockholders of Deciphera accept the Offer and tender their Shares to Merger Sub pursuant to the Offer. The Compensation Committee also unanimously adopted resolutions approving the compensation-related provisions of the Merger Agreement (for additional detail, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Deciphera and its Executive Officers, Directors and Affiliates”) and adopted resolutions in accordance with Rule 14d-10(d) under the Exchange Act.

On April 29, 2024, Deciphera, ONO and Merger Sub executed the Merger Agreement and the directors, executive officers and a significant stockholder of Deciphera executed tender and support agreements.

Before the opening of trading of the U.S. stock markets on April 29, 2024, Deciphera issued a press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Deciphera Board consulted with Deciphera’s senior management and its legal and financial advisors. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of Deciphera and its stockholders and to recommend that holders of Shares accept the Offer and tender their Shares in the Offer, the Deciphera Board reviewed, evaluated, and considered a significant amount of information and numerous factors and benefits of the Offer and the Merger, each of which the Deciphera Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Deciphera Board recommends that Deciphera stockholders tender their Shares in response to the Offer:

Offer Price. The Deciphera Board considered:

•	the historical market prices, volatility and trading information with respect to the Shares;

•	the recent historical trading prices of the Shares, as compared to the Offer Price, including the fact that the Offer Price of $25.60 per Share represents:

•	a 75% premium to the closing price of $14.65 on April 26, 2024, the last trading day before public announcement of the Merger Agreement;

•	a 64% premium to the closing price of $15.58 on February 12, 2024, the last trading day before ONO submitted its initial proposal to acquire Deciphera;

•	a 69% premium to the trailing volume-weighted average price of $15.16 for the one-month period ended on April 26, 2024; and

•	a 47% premium to the 52-week high closing price of $17.36 as of April 26, 2024; and

•

that in its view it had obtained ONO’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price and the Merger Consideration represented the highest per Share consideration reasonably obtainable.

Certainty of Consideration. The Deciphera Board considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows holders of Shares to realize immediate value, in cash, for their investment in Deciphera, while avoiding Deciphera’s commercialization, marketing, regulatory, clinical and pre-clinical, competitive and other business risks, and while also providing such holders of Shares with certainty of value and liquidity for their Shares.

Deciphera’s Operating and Financial Condition and Prospects. The Deciphera Board considered Deciphera’s operating and financial performance and its prospects, including certain prospective forecasts for Deciphera prepared by senior management, which reflect an application of various assumptions of senior management. The Deciphera Board considered the inherent uncertainty of achieving management’s prospective forecasts, as set forth under the heading entitled “—Certain Financial Projections,” and that, as a result, Deciphera’s actual financial results in future periods could differ materially from senior management’s forecasts. The Deciphera Board considered, among other factors, that the holders of Shares would continue to be subject to the risks and uncertainties of Deciphera executing on its long-range plan if it remained independent. These risks and uncertainties include, among others, (i) risks relating to the macro-economic, industry and market conditions negatively impacting the valuations of, and the outlook for, biopharmaceutical companies such as Deciphera, (ii) the need for meaningful capital to advance its products and product candidates, fund its research and development efforts, expand its organization and operate as a public company, (iii) the risks and costs associated with building and maintaining a sales and marketing infrastructure, (iv) the risks and costs associated with clinical trials and preclinical studies, (v) the risks and costs associated with achieving full regulatory approval for, and successfully launching and commercializing, QINLOCK and its other product candidates, (vi) Deciphera’s current dependence on the success of a single commercial product, (vii) the complexity of manufacturing pharmaceutical products and reliance on third parties, (viii) the development by other companies of competitive products, and (ix) the dependence on key personnel. The Deciphera Board weighed the certainty of realizing a compelling value for Shares in the Offer and the Merger compared to the uncertainty that trading values would approach the Offer Price in the foreseeable future and the substantial risk and uncertainty associated with Deciphera and its business (including the risk factors set forth in Deciphera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024).

Potential Strategic Alternatives. The Deciphera Board reviewed the possible alternatives to the Offer and the Merger, including the execution of management’s standalone plan. The Deciphera Board considered the risks inherent in the commercialization and development of drug products, the risks related to designing, conducting and compiling data from clinical trials, the risks related to seeking approval for marketing from regulatory authorities, competition, and other factors affecting the revenues and profitability of biopharmaceutical companies generally. The Deciphera Board also considered the fact that Deciphera’s current product candidates, such as vimseltinib and DCC-3116, have not yet been approved for marketing by the FDA or any similar non-U.S. regulatory body, as well as the status and prospects for Deciphera’s current product candidates and development programs.

Product Commercialization and Development Risks; Existing Resources. The Deciphera Board considered the status and prospects for Deciphera’s current pipeline, including the fact that Deciphera is heavily dependent on its ability to successfully commercialize and market QINLOCK in the United States, key European markets, and in other jurisdictions where Deciphera may obtain marketing approval. The Deciphera Board considered the risk that Deciphera’s current product candidates, such as vimseltinib and DCC-3116, and the INSIGHT study’s label expansion opportunity for QINLOCK, will not be approved or, if approved, successfully commercialized for any indications. The Deciphera Board considered the fact that Deciphera will require significant additional capital in order to complete the remaining clinical development for its label expansion for QINLOCK and for its product candidates and to potentially commercialize QINLOCK in a new indication and commercialize its product candidates, as well as fund its other ongoing operations, which could have a highly dilutive effect on Deciphera’s existing stockholders.

Negotiation Process. The Deciphera Board considered the fact that the terms of the Offer and the Merger were the result of robust arm’s-length negotiations conducted by Deciphera with the knowledge and at the direction of the Deciphera Board and with the assistance of its financial and legal advisors, and that Deciphera had conducted a process that enabled it to create a competitive dynamic that resulted in Deciphera receiving, in addition to the offers from ONO, an offer from another mid-sized biopharmaceutical company. The Deciphera Board also considered the enhancements that Deciphera and its advisors were able to obtain as a result of such robust arm’s-length negotiations with ONO, including the increase in the valuation offered by ONO from the time of its initial non-binding proposal to the end of the negotiations and the inclusion of provisions in the Merger Agreement that increase the likelihood of completing the Offer and consummating the Merger.

Potentially Interested Counterparties. The Deciphera Board considered the process conducted by Deciphera, with the assistance of representatives of J.P. Morgan, to identify potential buyers taking into account the expected interest of parties in Deciphera’s products and product candidates generally, their financial capability to consummate a transaction of this size, their ability to move quickly and efficiently in a process, and the outcome of those discussions. The Deciphera Board considered that the other party that had expressed interest in a potential transaction with Deciphera had (i) failed to submit a proposal by the bid deadline and its prior proposal was significantly below ONO’s proposal, (ii) completed only preliminary due diligence and indicated that it would need another six to eight weeks to complete the due diligence process, and (ii) conditioned its proposal on securing debt financing on terms acceptable to Party A, as well as the risk of losing the opportunity to transact with ONO at its final offer price of $25.60 per Share. In addition, the Deciphera Board considered that, should any potential counterparty be interested in pursuing a transaction on terms more favorable to Deciphera and its stockholders than those contemplated by the Merger Agreement, such counterparty would be able to pursue such an offer despite Deciphera’s entry into the Merger Agreement.

Opinion of J.P. Morgan Securities LLC. The Deciphera Board considered the financial analyses presented by J.P. Morgan and the April 28, 2024 oral opinion delivered by J.P. Morgan to the Deciphera Board, which was confirmed by delivery of its written opinion dated April 29, 2024, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Company Common Stock in the proposed Transactions was fair, from a financial point of view, to such holders, as more fully described below in the section entitled “—Opinion of Deciphera’s Financial Advisor”. The full text of the written opinion of J.P. Morgan, dated April 29, 2024, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The Deciphera Board considered the provisions of the Merger Agreement, including (i) the agreed exclusions of certain events and conditions from the definition of “Company Material Adverse Effect,” (ii) the ability of Deciphera under certain circumstances to entertain unsolicited proposals for an acquisition that constitutes or could reasonably be expected to lead to an offer that is superior to the Offer and the Merger, (iii) the ability of the Deciphera Board under certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares in the Offer, including in connection with a “superior proposal” or “intervening event” (each as defined in the Merger Agreement), (iv) Deciphera’s right to terminate the Merger Agreement under certain circumstances in order to accept a superior proposal and enter into an agreement with respect to such superior proposal, (v) the respective termination rights of Deciphera and ONO, and (vi) the $78.8 million termination fee payable by Deciphera under certain circumstances, which the Deciphera Board believed was reasonable relative to termination fees in transactions of a similar size, would not likely preclude competing bids, and would not likely be payable unless Deciphera entered into an agreement for a superior proposal.

Conditions to the Consummation of the Offer and the Merger; Likelihood of Completion. The Deciphera Board considered the likelihood of completing the Offer and the Merger, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the exceptions contained within the “Company Material Adverse Effect” definition, which generally defines the standard for closing risk, and (iii) the likelihood of obtaining required regulatory approval, including the commitments made by ONO to obtain the required regulatory approval in the Merger Agreement. The Deciphera Board also considered the fact that there is no financing condition to the completion of the Offer and consummation of the Merger, and Deciphera has the ability to obtain specific enforcement of ONO’s and Merger Sub’s obligations under the Merger Agreement, thereby providing Deciphera with such a remedy in the event ONO or Merger Sub were to decline to comply with their obligations under the Merger Agreement.

Tender Offer Structure; Timing of Completion. The Deciphera Board considered the anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding Shares followed by a short-form merger to be effected pursuant to Section 251(h) of the DGCL. The Deciphera Board also considered that the potential for closing in a relatively short timeframe could reduce the amount of time in which Deciphera’s business would be subject to the potential uncertainty of closing and related disruption.

Extension of Offer Period. The Deciphera Board considered that, under certain circumstances set forth in the Merger Agreement, ONO is required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

End Date. The Deciphera Board considered the termination date under the Merger Agreement on which either ONO or Deciphera, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which Deciphera would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement.

Appraisal Rights. The Deciphera Board considered the availability of statutory appraisal rights to Deciphera stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

Business Reputation of ONO. The Deciphera Board considered the business reputation and capabilities of ONO and its management and the financial resources of ONO, including its fully-committed debt financing expected to fund a portion of the consideration, which the Deciphera Board believed supported the conclusion that a transaction with ONO could be completed relatively quickly and in an orderly manner.

Other Factors. In the course of its deliberations, the Deciphera Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement, including, but not limited to, the following:

•	the fact that Deciphera stockholders will not be entitled to participate in any potential future benefit from Deciphera’s execution of management’s standalone strategic business plan;

•

the effect of the public announcement of the Merger Agreement, including effects on Deciphera’s business activities, Deciphera’s relationship with its partners and other business relationships, and Deciphera’s ability to attract and retain key management and personnel;

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the fact that the Merger Agreement precludes Deciphera from actively soliciting alternative takeover proposals and requires payment by Deciphera of a $78.8 million termination fee under certain circumstances, including in the event that the Merger Agreement is terminated by Deciphera to accept a superior proposal;

•

the possibility that the Transactions, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, Deciphera’s directors, management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions, Deciphera will have incurred significant transaction costs, and Deciphera’s relationships with its partners, employees and other third parties may be adversely affected;

•

the restrictions imposed by the Merger Agreement on the conduct of Deciphera’s business prior to completion of the Offer which could delay or prevent Deciphera from undertaking some business opportunities that may arise during that time;

•	the risk of potential litigation relating to the Transactions that could be instituted against Deciphera or its directors and officers, and potential effects or outcomes related thereto; and

•	the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for federal income tax purposes.

In addition, the Deciphera Board was aware of and considered the interests of Deciphera’s directors and executive officers that may be different from, or in addition to, the interests of Deciphera stockholders generally when approving the Merger Agreement and recommending that Deciphera stockholders tender their Shares to Merger Sub pursuant to the Offer. For more information, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Deciphera and its Executive Officers, Directors and Affiliates” of this Schedule 14D-9.

The foregoing discussion of the information and factors considered by the Deciphera Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive. In light of the variety of factors considered in connection with the evaluation of the Offer and the Merger and the complexity of these matters, the Deciphera Board did not find it practicable to, and did not, quantify or otherwise attempt to rank or assign relative weights to the various factors considered in reaching its determinations. In considering the factors described above and any other factors, individual members of the Deciphera Board may have viewed factors differently or given different weight, merit or consideration to different factors. In addition, the Deciphera Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Deciphera Board, but rather the Deciphera Board conducted an overall review of the factors described above, including discussions with Deciphera senior management and its legal and financial advisors.

The foregoing discussion of the reasoning and consideration of certain factors by the Deciphera Board and the resulting determinations and recommendation, and certain other information presented in this section, as well as similar information included in this Schedule 14D-9, is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section of this Schedule 14D-9 titled “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.”

Intent to Tender

To Deciphera’s knowledge, after making reasonable inquiry, all of Deciphera’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Financial Projections

Deciphera does not, as a matter of course, publicly disclose financial forecasts or projections as to future performance, revenue, earnings or other results of its operations due to, among other reasons, the inherent uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, as described in “—Background of the Offer and the Merger” and further below, at the direction of the Deciphera Board, Deciphera senior management prepared risk-adjusted financial projections for fiscal years 2024 through 2040 based on its view of the prospects for Deciphera on a standalone basis with respect to its commercialized product, QINLOCK, and its clinical-stage product candidates, vimseltinib and DCC-3116 (the “Forecasts”). The Forecasts were developed solely using the information available to Deciphera senior management at the time they were created. The Forecasts were provided to and considered by the Deciphera Board in connection with its evaluation of the Offer and the Merger in comparison to Deciphera’s other strategic alternatives, including remaining as a standalone company. The Forecasts also were provided to J.P. Morgan, and the Deciphera Board directed J.P. Morgan to use the Forecasts for purposes of its financial analyses and opinion (as summarized below under “—Opinion of Deciphera’s Financial Advisor”). The Forecasts were not provided to ONO.

The summaries of the Forecasts are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer. The summaries of the Forecasts are being included in this Schedule 14D-9 because the Forecasts were provided to the Deciphera Board in connection with its evaluation of the transactions contemplated by the Merger Agreement, and also to J.P. Morgan for purposes of its financial analyses and opinion.

The Forecasts, although presented with numerical specificity, are necessarily based on numerous variables, estimates and assumptions that are inherently uncertain and many of which are beyond Deciphera’s control. Because the Forecasts cover multiple years, by their nature they will become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on Deciphera’s business and its results of operations. The Forecasts were prepared by Deciphera senior management based on certain estimates and assumptions with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Deciphera’s control. As a result, there can be no assurance that the Forecasts accurately reflect future trends or accurately estimate the market for QINLOCK or the future market for Deciphera’s product candidates, if approved. The Forecasts were developed solely using the information available to Deciphera senior management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Forecasts not being achieved include, but are not limited to: (i) the ability to further commercialize QINLOCK and execute on marketing plans for any products or indications that may be approved in the future; (ii) the pursuit or success of preclinical studies and/or clinical trials of product candidates (including the funding for such studies or trials, anticipated patient enrollment, clinical outcomes, timing or associated costs), which may not support further development of such product candidates; (iii) regulatory approvals and related timelines and comments, feedback and actions of regulatory agencies; (iv) the timing of launch of commercial sales of product candidates, if approved; (v) the market acceptance of approved products and product candidates; (vi) the ability to obtain and maintain reimbursement for any approved product and the extent to which patient assistance programs are utilized; (vii) the development of products and product candidates for different indications; (viii) the inherent uncertainty in estimates of patient populations; (ix) risks associated with the development of product candidates in combination with other therapies; (x) the impact of competitive products and pricing; (xi) the availability of licensing or partnering arrangements on favorable terms or at all; (xii) the ability to establish and maintain intellectual property protection for products or avoid or defend claims of infringement; (xiii) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements, and the performance of third-party suppliers and manufacturers; (xiv) the effect of global economic conditions and conditions in the biotechnology industry; (xv) conditions in the financing markets and access to sufficient capital; (xvi) changes in applicable laws, rules and regulations; (xvii) the accuracy of certain accounting assumptions; and (xviii) the other risks identified in Deciphera’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, and subsequent filings with the SEC, as well as the section entitled “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9. In addition, the Forecasts may be affected by Deciphera’s ability to achieve strategic goals, objectives and targets over the applicable period. Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may vary materially from those shown.

Modeling and forecasting the future development and commercialization of clinical-stage drug candidates is a highly speculative endeavor. In addition to the various limitations described above, there can be no assurance of the approval, or timing of approval, of Deciphera’s product candidates, and it is possible that other therapeutic scenarios will be preferable. There also can be no assurance that Deciphera will obtain the regulatory approvals necessary for the commercialization of its product candidates, or that Deciphera’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product candidate that Deciphera may market or commercialize. Since the Forecasts cover a long period of time, the Forecasts by their nature are unlikely to anticipate each circumstance that will have an effect on Deciphera’s product candidates.

The Forecasts were not prepared with a view toward complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Deciphera’s independent registered public accounting firm, nor any other independent accountant, has audited, reviewed, compiled or performed any procedures with respect to any of the Forecasts or expressed any opinion or any form of assurance related thereto.

The Forecasts were not prepared with a view toward public disclosure. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that any of Deciphera, ONO, Merger Sub or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider the Forecasts necessarily predictive of actual future events, and the Forecasts should not be relied upon as such or construed as financial guidance. None of Deciphera, ONO, Merger Sub or any of their respective affiliates, officers, directors, advisors or other representatives assumes any responsibility for the accuracy of the information contained in the Forecasts. None of Deciphera, ONO, Merger Sub or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date the Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. None of Deciphera, ONO, Merger Sub or any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation or warranty to any Deciphera or ONO securityholders regarding the ultimate performance of Deciphera, ONO, the Surviving Corporation or any of their respective affiliates compared to the information contained in the Forecasts, the likelihood that the Forecasts will be achieved consistent with the Forecasts or at all, or the overall future performance of Deciphera, ONO, the Surviving Corporation or any of their respective affiliates. The Forecasts are subjective in many respects and, thus, are subject to interpretation. Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may vary materially from those shown.

The Forecasts were prepared by Deciphera senior management on bases reflecting the reasonably available estimates and judgments of Deciphera senior management as to the matters covered thereby and as of the date the Forecasts were generated. The Forecasts were prepared assuming Deciphera’s continued operation as a standalone, publicly traded company, and therefore do not give effect to the Offer or the Merger or any changes to Deciphera’s operations or strategy that may be implemented following the consummation of the Offer and the Merger or to any costs incurred in connection with the Offer or the Merger, including the potential synergies that may be achieved by the combined company as a result of the Merger or the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement.

Certain of the measures included in the Forecasts, including EBIT, are financial measures that are not calculated in accordance with GAAP. Such non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures, and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures, because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. EBIT should not be considered as an alternative to net profit or net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of liquidity. The summary of the Forecasts below is included solely to give Deciphera’s stockholders access to the information that was made available to the Deciphera Board and J.P. Morgan, and is not included in this Schedule 14D-9 in order to influence any Deciphera stockholder to make any investment decision with respect to the Offer and the Merger or as to whether or not such holder should tender his, her or its Shares in connection with the Offer or otherwise how to act with respect to the proposed transactions or any other matter.

Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by J.P. Morgan for purposes of its financial analysis as described above in the section entitled “—Opinion of Deciphera’s Financial Advisor” or by the Deciphera Board in connection with its consideration of the Offer and the Merger. Accordingly, Deciphera has not provided a reconciliation of any non-GAAP financial measures included in the Forecasts.

None of Deciphera, or, to the knowledge of Deciphera, ONO or Merger Sub, intends to make publicly available any update or other revisions to the Forecasts, except as otherwise required by law. The Forecasts were based on assumptions about Deciphera’s continued operation as a standalone, publicly traded company, including with respect to the continued sale and commercialization of QINLOCK and research, development and commercialization of Deciphera’s other clinical-stage product candidates, including vimseltinib and DCC-3116, while also accounting for risk and probability adjustments reflecting the assessment by Deciphera senior management as to the probability of success of such products and product candidates as of the time the Forecasts were prepared. The Forecasts include assumptions regarding product sales, asset-specific probabilities of technical and regulatory success, timing of clinical development plans, indications to be pursued, efficacy, safety, timing of regulatory approval, timing of commercial launch, development of product candidates in combination with other therapies, sales ramp, market size, market share, expansion into new markets, peak sales, duration, pricing, relative positioning versus competition, licensing arrangements, market exclusivity, estimated costs and expenses, effective tax rate and utilization of net operating losses, future equity raises, expected cash burn rate, and other relevant factors related to Deciphera’s long-range operating plan. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive or exhaustive overview of all metrics and assumptions included or reflected in the Forecasts.

Deciphera senior management periodically prepares a risk-adjusted long-range plan for review with the Deciphera Board as part of its strategic planning process. In September 2023, Deciphera senior management prepared such a long-range plan and reviewed the plan and resulting risk-adjusted financial projections with the Deciphera Board at a regularly-scheduled meeting. Thereafter, clinical, regulatory and operational developments occurred that rendered the September 2023 long-range plan outdated, including (i) the announcement by Deciphera of positive top-line results from its MOTION pivotal phase 3 study of vimseltinib in patients with TGCT in October 2023, and (ii) the announcement by Deciphera of the discontinuation of the development of DCC-3116 in combination with other drugs or drug candidates, other than with sotorasib and with QINLOCK. While the Company’s typical practice is to update its long-range plan on an annual basis, in connection with the review of a potential strategic transaction, management accelerated that long-range planning process at the direction of the Deciphera Board to February 2024 to update the long-range plan to incorporate these and other intervening developments. Such updates are reflected in the Forecasts as summarized below.

The Forecasts for the applicable fiscal years are summarized below (USD in millions):

	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total Revenue	$200	$268	$343	$448	$562	$671	$772	$902	$990
Gross Profit	$191	$260	$332	$433	$541	$642	$736	$857	$942
R&D Expense	($217)	($137)	($113)	($140)	($131)	($99)	($91)	($86)	($83)
SG&A Expense	($136)	($111)	($79)	($123)	($142)	($155)	($170)	($201)	($224)
EBIT (1)	($161)	$12	$141	$171	$268	$387	$475	$571	$635

	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E
Total Revenue	$1,016	$1,026	$838	$723	$621	$577	$556	$371
Gross Profit	$967	$977	$795	$685	$584	$541	$521	$350
R&D Expense	($80)	($76)	($70)	($46)	($41)	($40)	($41)	($29)
SG&A Expense	($232)	($238)	($182)	($169)	($140)	($127)	($119)	($81)
EBIT (1)	$654	$663	$543	$469	$403	$374	$361	$241

(1)	EBIT is a non-GAAP financial measure defined as earnings before interest expenses and taxes.

At the direction of Deciphera senior management and the Deciphera Board, J.P. Morgan calculated, based on the Forecasts and other information and assumptions provided by Deciphera senior management, unlevered free cash flow as set forth below, in connection with the rendering of its opinion to the Deciphera Board and in performing the related financial analyses as described in the section entitled “—Opinion of Deciphera’s Financial Advisor.”

For purposes of calculating the discounted cash flow, per Deciphera senior management, J.P. Morgan (i) calculated the estimated benefit from the usage of net operating losses (“NOLs”) based on U.S. federal net operating losses of $827 million as of December 31, 2023, (ii) calculated the estimated impact of the cost of a future potential equity raise of $150 million in 2024, and (iii) used Deciphera’s cash balance of approximately $299 million at March 31, 2024. The values in the tables below do not take into account the cost of future capital raises.

The following tables present a summary of the unlevered free cash flows (USD in millions):

	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
EBIT (1)	($161)	$12	$141	$171	$268	$387	$475	$571	$635
Minus: Taxes (2)	—	($1)	($6)	($7)	($11)	($16)	($56)	($120)	($133)
Plus: Depreciation & Amortization	$1	$1	$2	$2	$3	$3	$4	$4	$5
Minus: Capital Expenditures	($1)	($1)	($2)	($2)	($3)	($3)	($4)	($5)	($5)
Minus/Plus: Change in Net Working Capital	($2)	($3)	($4)	($5)	($6)	($5)	($5)	($6)	($4)
Unlevered Free Cash Flow (3)	($163)	$8	$131	$158	$251	$366	$413	$444	$497

	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E
EBIT (1)	$654	$663	$543	$469	$403	$374	$361	$241
Minus: Taxes (2)	($137)	($139)	($114)	($99)	($85)	($79)	($76)	($51)
Plus: Depreciation & Amortization	$5	$5	$4	$3	$3	$3	$3	$2
Minus: Capital Expenditures	($5)	($5)	($4)	($4)	($3)	($3)	($3)	($2)
Minus/Plus: Change in Net Working Capital	($1)	($0)	$9	$6	$5	$2	$1	$9
Unlevered Free Cash Flow (3)	$515	$523	$438	$376	$323	$298	$286	$199

(1)	EBIT is a non-GAAP financial measure defined as earnings before interest expenses and taxes.
(2)	Assumes a tax rate of 21%; net of tax benefits of NOLs.
(3)

As set forth in these tables, unlevered free cash flow is a non-GAAP financial measure defined as EBIT, minus tax expense (if profitable), plus tax benefit of NOLs, plus depreciation and amortization, minus capital expenditures, and minus/plus change in net working capital.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, stockholders are cautioned not to place undue, if any, reliance on the Forecasts or any other forward-looking information included in this section of the Schedule 14D-9.

Opinion of Deciphera’s Financial Advisor

Pursuant to an engagement letter dated March 21, 2024, the Company retained J.P. Morgan as its financial advisor in connection with the proposed Transactions.

At the meeting of the Deciphera Board on April 28, 2024, J.P. Morgan rendered its oral opinion to the Deciphera Board that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the Offer Price and Merger Consideration to be paid to the holders of Company Common Stock in the proposed Transactions was fair, from a financial point of view, to such holders. J.P. Morgan confirmed its April 28, 2024 oral opinion by delivering its written opinion, dated April 29, 2024 to the Deciphera Board that, as of such date, the Offer Price and Merger Consideration to be paid to the holders of Company Common Stock in the proposed Transactions was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan, dated April 29, 2024, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The Company’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s opinion was addressed to the Deciphera Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Transactions, was directed only to the Offer Price and Merger Consideration to be paid in the proposed Transactions and did not address any other aspect of the proposed Transactions. J.P. Morgan expressed no opinion as to the fairness of the Offer Price and Merger Consideration to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the proposed Transactions. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender their Shares into the proposed Offer or how such stockholder should vote with respect to the proposed Transactions or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•

compared the proposed financial terms of the Transactions with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•

compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Company Common Stock and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business as described under the subsection entitled “—Certain Financial Projections”; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of the Company with respect to certain aspects of the Transactions, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to J.P. Morgan’s engagement letter with the Company, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transactions and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement. J.P. Morgan also assumed that the representations and warranties made by the Company, Parent and Merger Sub in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transactions.

The projections furnished to J.P. Morgan were prepared by the Company’s management in connection with the proposed Transactions as discussed more fully in Item 4 under the subsection entitled “—Certain Financial Projections”. The Company does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the proposed Transactions, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please refer to Item 4 under the subsection entitled “—Certain Financial Projections”.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Offer Price and Merger Consideration to be paid to the holders of Company Common Stock in the proposed Transactions, and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the Transactions to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transactions. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the Transactions, or any class of such persons relative to the Offer Price and Merger Consideration to be paid to the holders of Company Common Stock in the Transactions or with respect to the fairness of any such compensation.

The terms of the Merger Agreement were determined through arm’s length negotiations between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Deciphera Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Deciphera Board in its evaluation of the proposed Transactions and should not be viewed as determinative of the views of the Deciphera Board or management with respect to the proposed Transactions, the Offer Price or Merger Consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the Deciphera Board on April 28, 2024 and in the financial analyses presented to the Deciphera Board on such date in connection with the rendering of such opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the Deciphera Board and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be sufficiently analogous to the Company (or aspects thereof) based on J.P. Morgan’s experience and its familiarity with the industries in which the Company operates. The companies selected by J.P. Morgan were as follows:

•	Intra-Cellular Therapies, Inc.

•	Blueprint Medicines Corporation

•	CRISPR Therapeutics AG

•	Insmed Incorporated

•	Ultragenyx Pharmaceutical Inc.

•	Amicus Therapeutics, Inc.

•	PTC Therapeutics, Inc.

•	TG Therapeutics, Inc.

•	Y-mAbs Therapeutics, Inc.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, J.P. Morgan considered to be similar to those of the Company. However, certain of these companies may have characteristics that are materially different from those of the Company. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect the Company.

Using publicly available information, J.P. Morgan calculated the multiple of the firm value (the “FV”) for the Company and the selected companies (calculated as equity value, plus or minus, as applicable, net debt or net cash) to the analyst consensus estimates of fiscal year 2028 revenues for the applicable company (the “FV/2028E Revenue Multiple”).

Based on the above analysis, J.P. Morgan selected a FV/2028E Revenue Multiple reference range for the Company of 1.0x to 4.6x. J.P. Morgan then applied such reference range to the Company’s projected revenue for calendar year 2028 provided in the Forecasts. The analysis indicated a range of implied per share equity value for Company Common Stock (rounded to the nearest $0.05) of approximately $10.25 to $31.60, which J.P. Morgan compared to the Offer Price and Merger Consideration of $25.60 per share of Company Common Stock.

Selected Transactions Analysis. Using publicly available information, J.P. Morgan examined selected transactions involving businesses which J.P. Morgan judged to be similar to the Company’s business (or aspects thereof) based on J.P. Morgan’s experience and familiarity with the industries in which the Company operates. The following transactions were selected by J.P. Morgan as relevant to the evaluation of the proposed Transactions:

Announcement Date	Acquiror	Target
October 8, 2023	Bristol-Myers Squibb Company	Mirati Therapeutics, Inc.
March 13, 2023	Sanofi	Provention Bio, Inc.
January 8, 2023	Chiesi Farmaceutici S.p.A.	Amryt Pharma Plc
August 8, 2022	Pfizer Inc.	Global Blood Therapeutics, Inc.
August 4, 2022	Amgen Inc.	ChemoCentryx, Inc.
January 19, 2022	UCB SA	Zogenix, Inc.
September 8, 2021	Sanofi	Kadmon Holdings, Inc.
May 5, 2020	Alexion Pharmaceuticals, Inc.	Portola Pharmaceuticals, Inc.
December 3, 2018	GSK plc	Tesaro, Inc.

None of the selected transactions reviewed was identical to the proposed Transactions. However, the selected transactions were chosen because certain aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to the proposed Transactions. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transactions differently than they would affect the proposed Transactions.

Using publicly available information, J.P. Morgan calculated, for each selected transaction, the multiple of the target company’s FV implied in the relevant transaction to the target company’s estimated revenue for the fifth calendar year following the announcement of the applicable transaction (the “FV/CY+5 Revenue Multiple”).

Based on the above analysis, J.P. Morgan selected a FV/CY+5 Revenue Multiple reference range for the Company of 1.9x to 5.0x. J.P. Morgan then applied such reference range to the Company’s projected revenue for calendar year 2028 provided in the Forecasts. The analysis indicated a range of implied per share equity value for Company Common Stock (rounded to the nearest $0.05) of approximately $15.80 to $34.05, which J.P. Morgan compared to the Offer Price and Merger Consideration of $25.60 per share of Company Common Stock.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for Company Common Stock. J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate from fiscal year 2024 through fiscal year 2040 (as set forth in Item 4 under the subsection entitled “—Certain Financial Projections”), including the impact of certain net operating losses accrued historically and in the future by the Company as provided by management. J.P. Morgan also calculated a range of terminal values for the Company at the end of this period by applying the terminal growth rate of (50%) for all products and pipeline assets and (95%) for corporate expenses, based on guidance provided by the Company’s management, to estimates of the unlevered terminal free cash flows for the Company at the end of fiscal year 2040, as provided in the Forecasts. J.P. Morgan then discounted the unlevered free cash flow estimates and the range of terminal values to present value as of March 31, 2024 using a range of discount rates from 10.25% to 12.25%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company. The present values of the unlevered free cash flow estimates and the range of terminal values were then adjusted for the Company’s estimated net cash as of March 31, 2024, as provided by Company management, and the impact of an assumed future equity raise in 2024, as provided by Company management. This analysis indicated a range of implied per share equity value for Company Common Stock (rounded to the nearest $0.05) of $21.80 to $24.75, which J.P. Morgan compared to the Offer Price and Merger Consideration of $25.60 per share of Company Common Stock.

Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the proposed Transactions. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because certain aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to the proposed Transactions. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the proposed Transactions.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the proposed Transactions and deliver an opinion to the Deciphera Board with respect to the proposed Transactions on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company and the industries in which it operates.

The Company has agreed to pay J.P. Morgan an estimated fee of approximately $46.0 million, $2.0 million of which became payable to J.P. Morgan at the time J.P. Morgan delivered its opinion and the remainder of which is contingent and payable upon the consummation of the proposed Transactions. In addition, the Company has agreed to reimburse J.P. Morgan for certain of its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

During the two years preceding the date of its opinion, neither J.P. Morgan nor its affiliates have had any material financial advisory or other material commercial or investment banking relationships with Parent or with Brightstar Associates LLC, a significant stockholder of the Company. During the two years preceding the date of its opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with the Company, for which J.P. Morgan and such affiliates received customary compensation. Such services during such period have included acting as joint lead bookrunner on offerings of Company securities in April 2022 and January 2023. During the two-year period preceding the delivery of J.P. Morgan’s opinion, the aggregate fees received by J.P. Morgan from the Company were approximately $9.5 million. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and Parent. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or Parent for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Pursuant to J.P. Morgan’s engagement letter with Deciphera, Deciphera retained J.P. Morgan as its financial advisor in connection with the proposed Transactions and, in connection with such engagement, J.P. Morgan provided its opinion to the Deciphera Board as further described in the section above entitled “Item 4. The Solicitation or Recommendation—Opinion of Deciphera’s Financial Advisor,” which is included as Annex I hereto and incorporated herein by reference. In connection with J.P. Morgan’s services as the financial advisor to Deciphera, Deciphera has agreed to pay J.P. Morgan an estimated fee of approximately $46.0 million, $2.0 million of which became payable to J.P. Morgan at the time J.P. Morgan delivered its opinion and the remainder of which is contingent and payable upon consummation of the proposed Transactions. In addition, Deciphera has agreed to reimburse J.P. Morgan for certain of its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

Neither Deciphera nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Deciphera on its behalf with respect to the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than the transactions set forth in the table below in this Item 6. Interest in Securities of the Subject Company and (i) the scheduled vesting of Company RSUs, Company PSUs and issuances by Deciphera with respect thereto and (ii) the scheduled vesting of Company Options, no transactions with respect to Shares have been effected by Deciphera or, to the knowledge of Deciphera after making reasonable inquiry, by any of its executive officers, directors, or affiliates during the sixty days prior to the date of this Schedule 14D-9.

Recent Transactions by Directors, Executive Officers and Affiliates of Deciphera

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Brightstar Associates LLC	April 22, 2024	Acquisition of Shares as a result of the exercise of pre-funded warrants	48,136	$0.01

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Deciphera is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of Deciphera’s securities by Deciphera or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Deciphera;

•	any purchase, sale or transfer of a material amount of assets of Deciphera; or

•	any material change in the present dividend rate or policy or indebtedness or capitalization of Deciphera.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Deciphera Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

Golden Parachute Compensation

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Deciphera and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation” is incorporated herein by reference.

Vote Required to Approve the Merger

The Deciphera Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. If the Offer is consummated, Deciphera does not anticipate seeking the approval of Deciphera’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Deciphera, ONO and Merger Sub intend to effect the closing of the Merger without a vote of the stockholders of Deciphera in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statutes

Delaware

Deciphera is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•

the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that the interested stockholder did not own.

Each of ONO and Merger Sub is not, nor at any time for the past three years has been, an “interested stockholder” of Deciphera as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Deciphera Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and the Tender and Support Agreements, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 of the DGCL are inapplicable to the Offer, the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available to stockholders of Deciphera in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Deciphera who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery (the “Delaware Court”), in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as, or less than the consideration to be received pursuant to the Merger, and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II and incorporated herein by reference. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Deciphera will take no action to perfect any appraisal rights of any stockholder.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Deciphera stockholders exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ANY HOLDER OF SHARES WHO WISHES TO EXERCISE SUCH APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING DISCUSSION AND ANNEX II ATTACHED HERETO CAREFULLY BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS UNDER THE DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do ALL of the following:

•

prior to the later of the consummation of the Offer and twenty days after the mailing of this Schedule 14D-9, deliver to Deciphera Pharmaceuticals, Inc. at 200 Smith Street, Waltham, Massachusetts 02451, Attention: General Counsel, a written demand for appraisal of Shares held, which demand must reasonably inform Deciphera of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Deciphera Pharmaceuticals, Inc., 200 Smith Street, Waltham, Massachusetts 02451, Attention: General Counsel. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, may exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Alternatively, a beneficial owner may demand appraisal in his, her or its own name, provided that (i) such beneficial owner continuously owns such Shares through the effective date of the Merger and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares, and is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving entity.

Filing a Petition for Appraisal

Within one hundred and twenty days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such Petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to and has no present intention to file a Petition and holders should not assume that the Surviving Corporation will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within one hundred and twenty days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be given to the person within ten days after a request by such person for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a Petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such Petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no Petition for appraisal is filed within one hundred and twenty days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. A copy of Section 262 of the DGCL is included hereto as Annex II to this Schedule 14D-9. A copy of Section 262 of the DGCL is also provided at the following publicly available web address, which is maintained on behalf of the state of Delaware and is free to use without subscription or cost: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Deciphera, please see Deciphera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 7, 2024, and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, filed with the SEC on May 10, 2024.

Legal Proceedings

Lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Regulatory Approvals

Antitrust in the United States

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Each of ONO and Deciphera filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on May 6, 2024. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a tender offer of this type is 15 days, and will expire at 11:59 p.m. Eastern Time on May 21, 2024. However, this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires ten days after the date when the acquiring person has certified its substantial compliance with such request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Merger Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of ONO and/or Deciphera. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. ONO and Deciphera do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

Cautionary Note Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including, without limitation, statements regarding the proposed acquisition of Deciphera by ONO, the expected timetable for completing the transaction, Deciphera’s future financial or operating performance, forecasted or projected financial information, Deciphera’s strategy, plans, goals or objectives, the expectations and timing regarding the potential for Deciphera’s preclinical and/or clinical stage pipeline assets to be first-in-class and/or best-in-class treatments, and the ability of Deciphera to become a company with multiple approved medicines, are forward-looking statements. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “forecast,” “potential,” “continue,” “seek,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this document are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this document (or incorporated by reference into this document), including, without limitation: (i) risks associated with the timing of the closing of the proposed Transactions, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed Transactions will not occur; (ii) uncertainties as to how many of Deciphera’s stockholders will tender their Shares in the Offer; (iii) the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions; (iv) the possibility that competing offers will be made; (v) the outcome of any legal proceedings that may be instituted against the parties and others related to the Merger Agreement; (vi) unanticipated difficulties or expenditures relating to the proposed Transactions, the response of business partners and competitors to the announcement of the proposed Transactions, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed Transactions; (vii) Deciphera’s ability to successfully demonstrate the efficacy and safety of its drug or drug candidates, and the preclinical or clinical results for its product candidates, which may not support further development of such product candidates; (viii) comments, feedback and actions of regulatory agencies; (ix) Deciphera’s ability to commercialize QINLOCK and execute on its marketing plans for any drugs or indications that may be approved in the future; (x) the inherent uncertainty in estimates of patient populations, competition from other products, Deciphera’s ability to obtain and maintain reimbursement for any approved product and the extent to which patient assistance programs are utilized; and (xi) other risks identified in Deciphera’s SEC filings, including Deciphera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, and subsequent filings with the SEC. Deciphera cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Except as required by applicable law, Deciphera disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

The Deciphera logo and the QINLOCK® word mark and logo are registered trademarks and the Deciphera word mark is a trademark of Deciphera Pharmaceuticals, LLC.

ITEM 9. EXHIBITS

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated May 13, 2024 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(vi)	Summary Advertisement as published in the New York Times on May 13, 2024 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(5)(i)*	Opinion of J.P. Morgan Securities LLC, dated April 29, 2024 (included as Annex I to this Schedule 14D-9).

(a)(5)(ii)	Press Release issued by Deciphera Pharmaceuticals, Inc., dated April 29 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Deciphera with the SEC on April 29, 2024).

(a)(5)(iii)	Email from Steven L. Hoerter, President and Chief Executive Officer of the Company, to employees on April 29, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Deciphera with the SEC on April 29, 2024).

(a)(5)(iv)	Deciphera Employee FAQ, first used on April 29, 2024 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Deciphera with the SEC on April 29, 2024).

(a)(5)(v)	Deciphera Email to certain investors of the Company on April 29, 2024 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by Deciphera with the SEC on April 29, 2024).

(a)(5)(vi)	Deciphera Email to certain stakeholders of the Company on April 29, 2024 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed by Deciphera with the SEC on April 29, 2024).

(a)(5)(vii)	Deciphera Email to certain suppliers and vendors of the Company on April 29, 2024 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9C filed by Deciphera with the SEC on April 29, 2024).

(a)(5)(viii)	LinkedIn posts by Deciphera and Steven L. Hoerter, President and Chief Executive Officer of Deciphera, posted on April 29, 2024 (after 5:30 pm ET) (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Deciphera with the SEC on April 30, 2024).

(a)(5)(ix)	Deciphera X post, posted on April 29, 2024 (after 5:30 pm ET) (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Deciphera with the SEC on April 30, 2024).

(a)(5)(x)	Joint Press Release issued by Deciphera Pharmaceuticals, Inc. and ONO Pharmaceutical Co., Ltd., dated April 30, 2024 (incorporated by reference to Exhibit 99.3 to the 14D-9C filed by Deciphera with the SEC on April 30, 2024).

(e)(1)	Agreement and Plan of Merger, dated as of April 29, 2024, by and among ONO Pharmaceutical Co., Ltd., Topaz Merger Sub, Inc. and Deciphera Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Deciphera with the SEC on April 29, 2024).

Exhibit No.	Description

(e)(2)	Form of Tender and Support Agreement, dated as of April 29, 2024, by and among ONO Pharmaceutical Co., Ltd., Topaz Merger Sub, Inc. and each of the directors and executive officers of Deciphera Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Tender and Support Agreement, dated as of April 29, 2024, by and among ONO Pharmaceutical Co., Ltd., Topaz Merger Sub, Inc. and Brightstar Associates LLC (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Confidentiality Agreement, dated as of March 8, 2024, between ONO Pharmaceutical Co., Ltd. and Deciphera Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)	2015 Equity Incentive Plan, as amended, and form of award agreements thereunder (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to Deciphera’s Registration Statement on Form S-1 filed by Deciphera with the SEC on September 18, 2017).

(e)(6)	2017 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to Amendment No. 3 to Deciphera’s Registration Statement on Form S-1 filed by Deciphera with the SEC on September 22, 2017).

(e)(7)	2017 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to Amendment No. 3 to Deciphera’s Registration Statement on Form S-1 filed by Deciphera with the SEC on September 22, 2017).

(e)(8)	Form of Incentive Stock Option Agreement under 2017 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.3 to Deciphera’s Annual Report on Form 10-K filed by Deciphera with the SEC on February 9, 2021).

(e)(9)	Form of Non-Qualified Stock Option Agreement for Company Employees under 2017 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.4 to Deciphera’s Annual Report on Form 10-K filed by Deciphera with the SEC on February 9, 2021).

(e)(10)	Form of Restricted Stock Unit Award Agreement for Company Employees under 2017 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.5 to Deciphera’s Annual Report on Form 10-K filed by Deciphera with the SEC on February 9, 2021).

(e)(11)	Form of Non-Qualified Stock Option Agreement for Non-U.S. Optionees under 2017 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.6 to Deciphera’s Annual Report on Form 10-K filed by Deciphera with the SEC on February 9, 2021).

(e)(12)	Form of Restricted Stock Unit Award Agreement for Non-U.S. Grantees under 2017 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.7 to Deciphera’s Annual Report on Form 10-K filed by Deciphera with the SEC on February 9, 2021).

(e)(13)	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors under 2017 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.8 to Deciphera’s Annual Report on Form 10-K filed by Deciphera with the SEC on February 9, 2021).

(e)(14)	2022 Inducement Plan, as amended (incorporated by reference to Exhibit 10.9 to Deciphera’s Annual Report on Form 10-K filed by Deciphera with the SEC on February 8, 2022).

(e)(15)	Form of Non-Qualified Stock Option Agreement for Company Employees under 2022 Inducement Plan (incorporated by reference to Exhibit 10.10 to Deciphera’s Annual Report on Form 10-K filed on February 8, 2022).

(e)(16)	Form of Restricted Stock Unit Award Agreement for Company Employees under 2022 Inducement Plan (incorporated by reference to Exhibit 10.11 to Deciphera’s Annual Report on Form 10-K filed by Deciphera with the SEC on February 8, 2022).

Exhibit No.	Description

(e)(17)	Form of Indemnification Agreement between Deciphera Pharmaceuticals, Inc. and each of its directors (incorporated by reference to Exhibit 10.4 to Amendment No. 3 to Deciphera’s Registration Statement on Form S-1 filed by Deciphera with the SEC on September 22, 2017).

(e)(18)	Form of Indemnification Agreement between Deciphera Pharmaceuticals, Inc. and each of its executive officers (incorporated by reference to Exhibit 10.5 to Amendment No. 3 to Deciphera’s Registration Statement on Form S-1 filed by Deciphera with the SEC on September 22, 2017).

(e)(19)	Employment Agreement, dated as of March 4, 2019, by and between Deciphera Pharmaceuticals, LLC and Steven L. Hoerter (incorporated by reference to Exhibit 10.2 to Deciphera’s Current Report on Form 8-K filed by Deciphera with the SEC on March 4, 2019).

(e)(20)	Employment Agreement, dated as of October 17, 2017, between Deciphera Pharmaceuticals, LLC and Thomas P. Kelly (incorporated by reference to Exhibit 10.7 to Deciphera’s Annual Report on Form 10-K filed by Deciphera with the SEC on March 14, 2019).

(e)(21)	Amendment No. 1 to Employment Agreement, dated as of June 10, 2020, between Deciphera Pharmaceuticals, LLC and Thomas P. Kelly (incorporated by reference to Exhibit 10.16(a) to Deciphera’s Annual Report on Form 10-K filed by Deciphera with the SEC on February 9, 2021).

(e)(22)	Employment Agreement, dated as of October 13, 2017, between Deciphera Pharmaceuticals, LLC and Daniel L. Flynn (incorporated by reference to Exhibit 10.17 to Deciphera’s Annual Report on Form 10-K filed by Deciphera with the SEC on February 9, 2021).

(e)(23)	Amendment No. 1 to Employment Agreement, dated as of June 10, 2020, between Deciphera Pharmaceuticals, LLC and Daniel L. Flynn (incorporated by reference to Exhibit 10.17(a) to Deciphera’s Annual Report on Form 10-K filed by Deciphera with the SEC on February 9, 2021).

(e)(24)	Employment Agreement, dated as of September 30, 2019, between Deciphera Pharmaceuticals, LLC and Matthew L. Sherman (incorporated by reference to Exhibit 10.11 to Deciphera’s Annual Report on Form 10-K filed by Deciphera with the SEC on March 9, 2020).

(e)(25)	Employment Agreement, dated as of August 17, 2018, between Deciphera Pharmaceuticals, LLC and Daniel C. Martin (incorporated by reference to Exhibit 10.8 to Deciphera’s Annual Report on Form 10-K filed by Deciphera with the SEC on March 14, 2019).

(e)(26)	Employment Agreement, dated as of August 2, 2023, between Deciphera Pharmaceuticals, LLC and Dashyant Dhanak (incorporated by reference to Exhibit 10.31 to Deciphera’s Annual Report on Form 10-K filed by Deciphera with the SEC on February 7, 2024).

(e)(27)	Transition Agreement, dated as of August 1, 2023, between Deciphera Pharmaceuticals, LLC and Daniel L. Flynn, Ph.D. (incorporated by reference to Exhibit 10.1 to Deciphera’s Quarterly Report on Form 10-Q filed by Deciphera with the SEC on October 30, 2023).

(e)(28)	Consulting Agreement, dated as of August 1, 2023, between Deciphera Pharmaceuticals, LLC and Daniel L. Flynn, Ph.D. (incorporated by reference to Exhibit 10.2 to Deciphera’s Quarterly Report on Form 10-Q filed by Deciphera with the SEC on October 30, 2023).

(e)(29)	Deciphera Pharmaceuticals, Inc. Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.21 to Deciphera’s Annual Report on Form 10-K filed by Deciphera with the SEC on February 7, 2023).

(e)(30)	Deciphera Pharmaceuticals, Inc. Senior Executive Cash Incentive Bonus Plan (incorporated by reference to Exhibit 10.11 to Amendment No. 3 to Deciphera’s Registration Statement on Form S-1 filed by Deciphera with the SEC on September 22, 2017).

*	Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2024

Deciphera Pharmaceuticals, Inc.

By:	/s/ Steven L. Hoerter
Name: Steven L. Hoerter
Title: President and Chief Executive Officer

Annex I

Opinion of J.P. Morgan Securities LLC

April 29, 2024

The Board of Directors

Deciphera Pharmaceuticals, Inc.

200 Smith Street

Waltham, Massachusetts 02451

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Deciphera Pharmaceuticals, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of April 29, 2024 (the “Agreement”), among the Company, Ono Pharmaceutical Co., Ltd. (“Parent”) and its wholly-owned subsidiary, Topaz Merger Sub, Inc. (“Merger Sub”). Pursuant to the Agreement, Parent will cause Merger Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $25.60 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury, owned by Parent or Merger Sub or any of their direct or indirect subsidiaries or irrevocably accepted for payment in the Offer and other than Appraisal Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company, Parent and Merger Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any material financial advisory or other material commercial or investment banking relationships with Parent or with Brightstar Associates LLC, a significant stockholder of the Company. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead bookrunner on offerings of Company securities in April 2022 and January 2023. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and Parent. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or Parent for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in the Schedule 14D-9 (as defined in the Agreement) or in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC

Annex II

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.